Exhibit 2.1

Execution Version

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

entered into by and among

BENEFITFOCUS, INC.,

VOYA FINANCIAL, INC.

and

ORIGAMI SQUIRREL ACQUISITION CORP

Dated as of November 1, 2022

TABLE OF CONTENTS

		Page

ARTICLE I

Definitions; Interpretation and Construction

1.1.	Definitions	2
1.2.	Other Terms	19
1.3.	Interpretation and Construction	19

	ARTICLE II

	Closing; Certificate of Merger and Effective Time; The Merger

2.1.	Closing	21
2.2.	Certificate of Merger and Effective Time	21
2.3.	The Merger	22
2.4.	Capitalization Certificate	22

ARTICLE III

	Certificate of Incorporation, Bylaws, Directors and Officers of the Surviving Corporation

3.1.	Certificate of Incorporation of the Surviving Corporation	22
3.2.	Bylaws of the Surviving Corporation	22
3.3.	Directors of the Surviving Corporation	22
3.4.	Officers of the Surviving Corporation	23

ARTICLE IV

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

4.1.	Effect of the Merger on Capital Stock	23
4.2.	Delivery of Merger Consideration	24
4.3.	Treatment of Equity Awards and ESPP	28
4.4.	Adjustments to Prevent Dilution	30
4.5.	Treatment of the Company Notes	31

ARTICLE V

Representations and Warranties of the Company

5.1.	Organization, Good Standing and Qualification	31
5.2.	Capital Structure	32
5.3.	Corporate Authority and Approval	33
5.4.	Governmental Filings; No Violations	34

-i-

5.5.	Compliance with Laws and Orders; Licenses	35
5.6.	Insurance Regulatory Matters	36
5.7.	Company Reports	38
5.8.	Disclosure Controls and Procedures and Internal Control Over Financial Reporting	39
5.9.	Financial Statements; No Undisclosed Liabilities	40
5.10.	Litigation	41
5.11.	Absence of Certain Changes	41
5.12.	Material Contracts	41
5.13.	Employee Benefits	44
5.14.	Labor Matters	46
5.15.	Environmental Matters	46
5.16.	Tax Matters	47
5.17.	Real Property	48
5.18.	Intellectual Property	48
5.19.	Insurance	51
5.20.	Related Party Transactions	51
5.21.	Takeover Statutes	51
5.22.	Opinion of Financial Advisor	51
5.23.	Brokers and Finders	52
5.24.	No Other Representations or Warranties; Non-Reliance	52

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

6.1.	Organization, Good Standing and Qualification	53
6.2.	Capitalization and Business of Merger Sub	53
6.3.	Corporate Authority	53
6.4.	Governmental Filings; No Violations	54
6.5.	Litigation	55
6.6.	Beneficial Ownership	55
6.7.	Available Funds	55
6.8.	Solvency	55
6.9.	Brokers and Finders	56
6.10.	No Other Representations or Warranties; Non-Reliance	56

ARTICLE VII

Covenants

7.1.	Interim Operations	56
7.2.	Acquisition Proposals; Change of Recommendation	61
7.3.	Company Stockholders Meeting	66
7.4.	Approval of Sole Stockholder of Merger Sub	67
7.5.	Proxy Statement; Other Regulatory Matters	67
7.6.	Status and Notifications	71

-ii-

7.7.	Third-Party Consents	72
7.8.	Information and Access	72
7.9.	Publicity	74
7.10.	Employee Benefits	75
7.11.	Indemnification; Directors’ and Officers’ Insurance	76
7.12.	Treatment of Credit Agreement	78
7.13.	Treatment of Company Notes and Capped Call Transactions	79
7.14.	Takeover Statutes	80
7.15.	Transaction Litigation	80
7.16.	Section 16 Matters	80
7.17.	Delisting and Deregistration	80

ARTICLE VIII

Conditions to Effect the Closing

8.1.	Conditions to Each Party’s Obligation to Effect the Closing	81
8.2.	Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing	81
8.3.	Conditions to the Company’s Obligation to Effect the Closing	82

ARTICLE IX

Termination

9.1.	Termination by Mutual Written Consent	83
9.2.	Termination by Either the Company or Parent	83
9.3.	Termination by the Company	84
9.4.	Termination by Parent	85
9.5.	Notice of Termination; Effect of Termination and Abandonment	85

ARTICLE X

Miscellaneous and General

10.1.	Survival	87
10.2.	Notices	87
10.3.	Expenses	89
10.4.	Transfer Taxes	89
10.5.	Amendment or Other Modification; Waiver	89
10.6.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	89
10.7.	Specific Performance	90
10.8.	Third-Party Beneficiaries	91
10.9.	Fulfillment of Obligations	91
10.10.	Successors and Assigns	91
10.11.	Entire Agreement	91
10.12.	Severability	92
10.13.	Counterparts; Effectiveness	92

-iii-

SCHEDULES

SCHEDULES

Company Disclosure Schedule

Parent Disclosure Schedule

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 1, 2022, is entered into by and among Benefitfocus, Inc., a Delaware corporation (the “Company”), Voya Financial, Inc., a Delaware corporation (“Parent”), and Origami Squirrel Acquisition Corp, a Delaware corporation and Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger;

WHEREAS, the Company Board has (a) unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders (other than Excluded Shares that are not Dissenting Shares), (c) directed that this Agreement be submitted to the Company’s stockholders for their adoption and (d) resolved, subject to the terms and conditions of this Agreement, to recommend that the Company’s stockholders adopt this Agreement;

WHEREAS, the board of directors of Parent has (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement and (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, Parent;

WHEREAS, the board of directors of Merger Sub has (a) unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and Parent (as Merger Sub’s sole stockholder), (c) directed that this Agreement be submitted to Parent (as Merger Sub’s sole stockholder) for its adoption and (d) resolved to recommend that Parent (as Merger Sub’s sole stockholder) adopt this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and material inducement to Parent’s willingness to enter into this Agreement, certain Company stockholders are entering into support agreements (each, a “Support Agreement,” and collectively, the “Support Agreements”), pursuant to which the Company stockholders party thereto, among other things, agree to vote their shares in favor of the Merger; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

Definitions; Interpretation and Construction

1.1. Definitions. Unless otherwise specified in this Agreement and subject to Section 1.2 and Section 1.3, the following terms have the meanings set forth in this Section 1.1:

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest relating to or providing for (a) a merger, joint venture, partnership, license, consolidation, dissolution, liquidation, tender offer, share exchange, recapitalization, reorganization, spin-off, plan of arrangement, asset purchase, business combination, acquisition or any other similar transaction (or series of related transactions) involving the Company or any of its Subsidiaries by any Person or Group, (b) any sale, exchange, transfer or other disposition of any assets or businesses of the Company and its Subsidiaries by any Person, (c) any other transaction involving the Company having a similar effect to those described in clauses (a) or (b), or (d) any proposal, offer, inquiry or indication of interest with respect to any such direct or indirect acquisition contemplated by the foregoing clauses (a), (b) or (c) of this definition that in the case of each of the foregoing clauses (a), (b), (c) and (d), if consummated, would result in any Person or Group, directly or indirectly, becoming the beneficial owner of fifteen percent (15%) or more of the: (i) total voting power or any class of equity securities of the Company or any of its Subsidiaries; or (ii) consolidated net revenues, net income or total assets of the Company, in each case of the foregoing clauses (i) and (ii) of this definition, as of the date of such proposal, offer, inquiry or indication of interest, or acquisition, in each case other than any proposal, offer, inquiry or indication of interest made by or on behalf of Parent or any of its Subsidiaries.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with,” as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” means, other than a Permitted Confidentiality Agreement, any agreement, letter of intent, memorandum of understanding, agreement in principle, term sheet, acquisition agreement, merger agreement, share purchase agreement or any other similar agreement, contract or document relating to or providing for, in a single transaction or series of transactions, any Acquisition Proposal.

“Antitrust Law” means all U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all U.S. and non-U.S. laws in respect of foreign direct investment.

“Applicable Date” means December 31, 2019.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and general equity principles.

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Common Shares.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which (a) banks in New York, New York are required or authorized by Law to close or (b) solely for purposes of determining the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

“Bylaws” has the meaning set forth in Section 3.2.

“Capped Call Confirmations” means (i) those certain Base Call Option Transaction confirmations, dated December 20, 2018, made available to Parent and (ii) the Additional Call Option Transaction confirmations, dated December 27, 2018, made available to Parent.

“Capped Call Transactions” means each of the capped call option transactions evidenced by the Capped Call Confirmations.

“Capitalization Time” means 5:00 p.m. (New York time) on October 31, 2022.

“Certificate” means each certificate formerly representing any Eligible Shares.

“Certificate of Designations” means the Certificate of Designations of the Preferred Shares, dated May 21, 2020.

“Certificate of Merger” means a certificate of merger relating to the Merger.

“Change of Recommendation” means any of the actions set forth in clauses (A) through (F) of Section 7.2(d)(i).

“Charter” has the meaning set forth in Section 3.1.

“Chosen Courts” means the Court of Chancery of the State of Delaware or, if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that, if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Common Share” means any share of the Common Stock of the Company, par value $0.001 per share.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” means the Benefitfocus.com, Inc. 401(k) Profits Sharing Plan.

“Company Approvals” has the meaning set forth in Section 5.4(a).

“Company Behavioral Remedy” has the meaning set forth in Section 7.5(b)(iii).

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, the Company or any of its Subsidiaries, including but not limited to ERISA Plans, employment, consulting, retirement, retention, severance, termination or “change of control”, deferred compensation, compensatory equity or equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Board” means the board of directors of the Company, and also includes any committee thereof to the extent such a committee, as of the applicable time (a) was or is authorized to exercise the powers and authority of the board of directors of the Company pursuant to the Company’s Organizational Documents and/or the DGCL, and (b) was or is exercising such powers and authority.

“Company Compensation Committee” means the compensation committee of the Company Board.

“Company Disclosure Schedule” has the meaning set forth in Article V.

“Company Divestiture Remedy” has the meaning set forth in Section 7.5(b)(iii).

“Company Employee” means any current or former employee (whether full- or part-time and, including any officer) of the Company or any of its Subsidiaries.

“Company Equity Awards” means, collectively, the Company Options, Company RSUs and Company PSUs, including those Company RSUs and Company PSUs that are Specified Awards.

“Company Equity Payments” has the meaning set forth in Section 4.3(f).

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Intellectual Property” has the meaning set forth in Section 5.18(c).

“Company Notes” has the meaning set forth in Section 4.5.

“Company Option” means any outstanding option to purchase Common Shares granted under the Stock Plans.

“Company PSU” means any outstanding performance stock unit granted under the Stock Plans other than a Company Time-Vesting PSU.

“Company Recommendation” has the meaning set forth in Section 5.3(b).

“Company Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents that are required to be or are otherwise filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company Retention RSU” means any outstanding restricted stock unit granted under the Stock Plans on the date of this Agreement in connection with the transactions contemplated hereby.

“Company RSU” means any outstanding restricted stock unit granted under the Stock Plans including, for the avoidance of doubt, the Company Retention RSUs and the Company Time-Vesting PSUs.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held to consider the adoption of this Agreement.

“Company Time-Vesting PSU” means any outstanding performance stock unit granted under the Stock Plans which has been earned for the applicable performance period (which performance period has ended prior to the Closing Date) and which is only subject to time-based vesting as of the Closing Date.

“Confidentiality Agreement” means the confidentiality agreement, entered into between the Company and Parent, dated August 12, 2022.

“Continuing Employees” means the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or any of its Subsidiaries.

“Contract” means any legally binding contract, subcontract, purchase order, sales order, agreement, lease, license, sublicense, note, bond, mortgage, loan, indenture, settlement, arrangement or any other similar obligation (whether written or oral).

“Convertible Preferred Liquidation Amount” means, as calculated pursuant to Section 6(h) of the Certificate of Designations, an amount equal to the greater of (x) the sum of (1) 105% of the Initial Stated Value (as defined in the Certificate of Designations) of each Preferred Share at the Close of Business (as defined in the Certificate of Designations) on the Change of Control Redemption Date (as defined in the Certificate of Designations) in respect of the transactions contemplated hereby plus (2) the difference between the Stated Value (as defined in the Certificate of Designations) then in effect with respect to such Preferred Share and the Initial Stated Value, if any, plus (3) accumulated and unpaid Regular Dividends (as defined in the Certificate of Designations) on such Preferred Share from the immediately preceding Regular Dividend Payment Date (as defined in the Certificate of Designations) to, but excluding, such Change of Control Redemption Date (to the extent such accumulated and unpaid Regular Dividends are not included in the Stated Value set forth in subclause (2) above) and (y) the amount the holder of such Preferred Share would have received in respect of the number of Common Shares that would be issuable upon conversion of such Preferred Share (determined in accordance with Section 8 of the Certificate of Designations but without regard to Section 8(d)(ii) and Section 8(f) therein) assuming the Conversion Date (as defined in the Certificate of Designations) of such conversion occurs on the date of such payment.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“Credit Agreement” means the Credit Agreement, dated as of August 17, 2022, among the Company, certain Affiliates of the Company party thereto, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent thereunder.

“Credit Agreement Payoff Amount” has the meaning set forth in Section 7.12.

“Data Protection Requirements” has the meaning set forth in Section 5.18(j).

“D&O Insurance” has the meaning set forth in Section 7.11(b).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” has the meaning set forth in the definition of “Dissenting Stockholders.”

“Dissenting Stockholders” means the holders of record of Common Shares or Preferred Shares issued and outstanding immediately prior to the Effective Time who did not vote in favor of the adoption of this Agreement, have validly demanded appraisal pursuant to Section 262 of the DGCL and have not effectively withdrawn or otherwise waived or lost such right to appraisal under Section 262 of the DGCL (such shares for which appraisal has been so validly demanded and the right thereto under Section 262 of the DGCL not effectively withdrawn or otherwise waived or lost, the “Dissenting Shares”).

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 2.2.

“Eligible Common Shares” means the Common Shares issued and outstanding immediately prior to the Effective Time other than, subject to the last sentence of Section 4.2(g), any Excluded Shares.

“Eligible Preferred Shares” means the Preferred Shares issued and outstanding immediately prior to the Effective Time other than, subject to the last sentence of Section 4.2(g), any Excluded Shares.

“Eligible Shares” means the Eligible Common Shares and the Eligible Preferred Shares.

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, deed of trust, security interest, right of first refusal, right of first offer, preemptive right, community property interest, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever (including any restriction on the right to vote or transfer) whether contingent or absolute.

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health, safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance in effect on or prior to the date of this Agreement concerning the (i) protection of the environment or (ii) handling, use, storage, treatment, transportation, disposal, release or threatened release of any Hazardous Substance, but excluding any Law concerning products liability.

“Equity Award Exchange Ratio” means the quotient, rounded to four decimal places of (a) the Per Share Common Stock Merger Consideration, divided by (b) the VWAP of Parent Common Stock.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“ESPP” means the Company’s 2016 Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 4.2(a)(i).

“Excluded Shares” means the (a) Common Shares owned by Parent, Merger Sub or any other Wholly Owned Subsidiary of Parent, the Company or any Wholly Owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (b) Dissenting Shares.

“Export Control Laws” has the meaning set forth in Section 5.5(e).

“Filed Contracts” has the meaning set forth in Section 5.12(a).

“Final Offering” has the meaning set forth in Section 4.3(f).

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board applicable as of the time of the relevant financial statements or accounting procedure or action referred to herein.

“Governmental Entity” means any U.S. or non-U.S. (including any supranational), federal, national, state or local governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, licensing authority, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Hazardous Substance” means (a) any substance, material or waste that is listed, defined, regulated, classified or otherwise characterized as “hazardous,” “toxic,” “radioactive,” “pollutant,” “contaminant” or terms of similar meaning or effect under any Environmental Law and (b) petroleum or its by-products, asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), radon, mold, fungi and other substances, including related precursors and breakdown products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time for purposes of Section 7.10(a)) director or officer of the Company or any of its Subsidiaries (or other Persons performing similar functions), when serving in such capacity or in serving as a director, officer, member, trustee or fiduciary of another entity or enterprise, including a Company Benefit Plan, at the request or benefit of the Company or any of its Subsidiaries, together with such individual’s respective heirs, executors, trustees, fiduciaries or administrators, in each case when acting in such capacity.

“Indenture” means the Indenture, dated as of December 27, 2018, between the Company and U.S. Bank National Association, as trustee.

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, including any reinsurance policies maintained by the Company or any of its Subsidiaries.

“Intellectual Property Rights” means all rights anywhere in the world in or to: (a) trademarks, service marks, corporate names, logos, trade dress, domain names and other indicia of source or origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals and extensions of the same; (b) patents and patent applications of any kind and patent rights, including registrations, provisionals, divisionals, revisions, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) trade secrets and other confidential or proprietary information (including know-how, inventions and invention disclosures (whether or not patented or patentable and whether or not reduced to practice), ideas, research in progress, methodologies, algorithms, technical information, proprietary business information, customer and supplier lists, customer and supplier records, data, databases, designs, improvements and techniques, in each case of the foregoing, that are confidential or proprietary) (collectively, “Trade Secrets”); (d) published and unpublished works of authorship, whether registered or unregistered (including all compilations, databases and computer programs, manuals and other documentation and all derivatives, translations, adaptations and combinations of the above), copyrights and other similar exploitation rights and moral rights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) rights in Software; and (f) any other intellectual property rights or proprietary rights.

“Intervening Event” means a Change with respect to the Company and its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, that (a) was not known or reasonably foreseeable (or if reasonably foreseeable, the effects of which were not reasonably foreseeable) by the Company Board as of the execution and delivery of this Agreement and (b) first becomes known to the Company Board after the execution and delivery of this Agreement and any time prior to the time the Requisite Company Vote is obtained; provided that none of the following changes shall constitute an Intervening Event: (i) an Acquisition Proposal, (ii) any changes, in and of itself, in the Company Common Stock price, trading volume of the Company, the market price or trading volume of Parent or the major stock indexes in the U.S. market, (iii) any changes, in and of itself, in the Company’s credit ratings, (iv) the Company meeting, failing to meet or exceeding any internal or public projections or forecasts or (v) any breach by the Company of this Agreement; provided that the underlying causes of any of the foregoing in clauses (ii), (iii) or (iv) may be considered and taken into account in determining whether an Intervening Event has occurred or would reasonably be expected to occur.

“Insurance Law” means any Law relating to insurance, health maintenance organization or other similar managed care organization regulatory matters, including, without limitation, all Laws governing: (i) licensing, appointment and regulation of, and/or commissions, fees or other payments to, insurance producers, agents, brokers, third party administrators, independent adjusters or any other person or entity subject to the jurisdiction of any Insurance Regulator; (ii) premium handling and trust accounts; (iii) disclosure of and limitations on compensation arrangements with or by insurance producers, agents, brokers and third party administrators; (iv) rebating and other unfair trade practices; (v) advertising; (vi) referral and commission sharing arrangements; (vii) the federal Violent Crime Control and Law Enforcement Act of 1994, 18 U.S.C. §§ 1033 and 1034; (viii) the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)); (xi) the Consolidated Appropriations Act of 2022; (x) Medicare (Title XVIII of the Social Security Act) and the regulations promulgated thereunder; (xi) the Consolidated Omnibus Reconciliation Act of 1985, as amended; (xii) the Affordable Care Act; and (xiii) the Health Care Fraud Statute (18 U.S.C. § 1347).

“Insurance Regulator” means, with respect to any jurisdiction, the Governmental Entity(ies) charged with the supervision of insurance producers, agents, brokers, third party administrators, independent adjusters and other similar entities or persons requiring a License pursuant to applicable Insurance Laws in such jurisdiction, such as a state department of insurance, state department of health or the Centers for Medicare and Medicaid Services.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, hardware, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines and all other information technology equipment, interfaces or related systems.

“Knowledge” or any similar phrase means (a) with respect to the Company, the knowledge, after reasonable inquiry, of the individuals listed in Section 1.1 of the Company Disclosure Schedule and (b) with respect to Parent and/or Merger Sub, the knowledge, after reasonable inquiry, of the individuals listed in Section 1.1 of the Parent Disclosure Schedule; provided, that, notwithstanding the foregoing, in each case of (a) and (b), such reasonable inquiry shall not require such individuals to conduct or obtain (or have conducted or obtained) any searches or analyses (including clearance or prior art searches), legal opinions (including freedom-to-operate opinions) or similar investigations regarding Intellectual Property Rights.

“Law” means any applicable provision of any federal, state, local or foreign law, statute, constitution, treaty, principle of common law, ordinance, code, standard, rule, regulation, directive, interpretive guidance, ruling or requirement issued, enacted, entered, enforced, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity, or any Order. For the avoidance of doubt, any reference to Law shall include all Insurance Laws and Privacy Laws.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, accreditations, qualifications, franchises, variances and exemptions issued or granted by a Governmental Entity.

“Material Adverse Effect” means any event, change, development, circumstance, fact or effect (each, a “Change”) that, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries (taken as a whole) or (ii) would, or would reasonably be expected to, prevent the ability of the Company to consummate the Merger by the Outside Date; provided, however, that none of the following, either individually or in the aggregate, shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) Changes that are the result of factors generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the geographic markets in which the Company or any of its Subsidiaries operate or their products or services are sold;

(b) Changes that are the result of factors generally affecting the industries in which the Company or any of its Subsidiaries operate or in the geographic markets in which they operate or where their products and services are sold;

(c) Changes arising out of or resulting from the execution, announcement or performance of this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers and suppliers) or arising out of or result from the identity of Parent or any of its Subsidiaries (provided, that the exception in this clause (c) shall not apply to any representation or warranty set forth in Section 5.4);

(d) Changes in GAAP or in any applicable Law or Changes to the interpretation thereof;

(e) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided that any Change (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(f) any Change resulting from acts of war (whether or not declared), civil disobedience, sabotage, terrorism, military or para-military actions, or the escalation of any of the foregoing (including cyberattacks), any weather event or natural disaster, or any epidemic, pandemic, outbreak of illness (including COVID-19) or other public health event, any Law providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to or arise out of an epidemic, pandemic, outbreak of illness (including COVID-19) or any material worsening of such conditions;

(g) any actions taken or omitted to be taken by the Company or any of its Subsidiaries as required by this Agreement (excluding any such actions required to be taken pursuant to Sections 7.1(a)(A) or (B)) or any actions taken or omitted to be taken by the Company or any of its Subsidiaries or its or their respective Representatives at Parent’s written request or with Parent’s written consent; provided that such consent was given following the date hereof;

(h) any Transaction Litigation; or

(i) a decline in and of itself in the market price or trading volume of the Common Shares on the NASDAQ; provided that any Change (not otherwise excluded under this definition) underlying such decline in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

provided, further, that, with respect to clauses (a), (b), (d) and (f) of this definition, any such Changes shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur but only if and to the extent such Changes disproportionately affect the Company and its Subsidiaries (taken as a whole) relative to other companies of similar size operating in the geographic markets in which the Company or any of its Subsidiaries operate or their products and services are sold (in which case only the incremental disproportionate impact may be taken into account and then only to the extent otherwise permitted by this definition).

“Material Contract” has the meaning set forth in Section 5.12(c).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“NASDAQ” means the Nasdaq Global Select Market.

“Non-Wholly Owned Subsidiary” has the meaning set forth in Section 5.2(d).

“Notice Period” has the meaning set forth in Section 7.2(d)(iii).

“Open Source Software” means any Software that is licensed, distributed or conveyed under an “open source software,” “free software” or “copyleft” license or under any other license listed at www.opensource.org (such licenses, “Open Source Licenses”), including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL) or Apache License.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, charge, required undertaking, corrective action plan, decision or verdict, whether civil, criminal or administrative, in each case, that is imposed, entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person, the conduct by such Person in connection with the relevant business in accordance with such Person’s normal day-to-day customs, past practices and procedures.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Parent” has the meaning set forth in the Preamble.

“Parent 401(k) Plan” has the meaning set forth in Section 7.10(d).

“Parent Approvals” has the meaning set forth in Section 6.4(a).

“Parent Behavioral Remedy” has the meaning set forth in Section 7.5(b)(iii).

“Parent Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, Parent or any of its Subsidiaries or Affiliates, including, but not limited to, ERISA Plans, employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Parent Common Stock” means the shares of common stock of Parent, par value $0.01 per share.

“Parent Disclosure Schedule” has the meaning set forth in Article VI.

“Parent Divestiture Remedy” has the meaning set forth in Section 7.5(b)(iii).

“Parent Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents that are required to be or are otherwise filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by Parent, including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Parent RSU” has the meaning set forth in Section 4.3(c).

“Parties” has the meaning set forth in the Preamble.

“Paying Agent” means the paying agent selected by Parent prior to the Effective Time after reasonable consultation with the Company.

“Paying Agent Agreement” means the Contract pursuant to which Parent shall appoint the Paying Agent, which shall be in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed).

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as may be revised from time to time.

“Payoff Letters” means, with respect to the Credit Agreement, one or more customary payoff letters that (i) specify the aggregate amount required to be paid to fully satisfy such indebtedness thereunder (including principal, interest, fees, expenses and other amounts payable under such indebtedness) that will be outstanding as of the Closing Date, other than customary contingent indemnities that survive the termination of such repaid indebtedness and (ii) provides for the release (other than in respect of customary contingent indemnities that survive the termination of such repaid indebtedness and customary requirements including debt reinstatement) of (A) any and all guarantees provided by the Company or any of its Subsidiaries of all such obligations thereunder and (B) any and all liens and other security interests in the properties and assets of the Company or any of its Subsidiaries securing all such obligations thereunder (subject, in each case, only to delivery of funds as arranged by Parent).

“Permitted Confidentiality Agreement” has the meaning set forth in Section 7.2(b)(i).

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or that the Person subject to such Taxes or other governmental charges is contesting in good faith by appropriate proceedings; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings and which are not, individually or in the aggregate, material; (c) restrictions or exclusions that would be shown by a current title report or other similar report; (d) Encumbrances arising under or relating to applicable securities Laws; (e) with respect to the Company and its Subsidiaries, Encumbrances arising under or relating to this Agreement or any of the Organizational Documents of the Company or any of its Subsidiaries, respectively; (f) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection; (g) any Encumbrances set forth in Section 1.1(g) of the Company

Disclosure Schedule; (h) licenses and other rights or immunities with respect to Intellectual Property Rights; and (i) other Encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific asset to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted.

“Per Share Common Stock Merger Consideration” means $10.50 per Common Share in cash, without interest.

“Per Share Merger Consideration” has the meaning set forth in Section 4.1(d).

“Per Share Preferred Stock Merger Consideration” has the meaning set forth in Section 4.1(d).

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means, with respect to any Person, any data or information (irrespective of the form or medium in which it exists (including paper, electronic and other forms)) that alone or in combination with other data or information identifies, is reasonably capable of being associated with or linked, directly or indirectly, to, such Person or any other data or information that constitutes “personal data,” “protected health information,” “personally identifiable information,” “personal information” or similar term under any applicable Laws.

“Preferred Share” means any share of the Series A Convertible Preferred Stock of the Company, par value $0.001 per share.

“Privacy Laws” means all applicable Laws relating to the Processing, privacy or security of Personal Information and all regulations or guidance issued thereunder, including any of the following to the extent applicable to the Company or any of its Subsidiaries: the Health Insurance Portability and Accountability Act of 1996, P.L. 104-191 as amended by the Health Information Technology for Economic and Clinical Health Act, enacted as Title XIII of the American Recovery and Reinvestment Act of 2009, P.L. 115-5, and the implementing regulations promulgated pursuant thereto, including Transactions and Code Set Standards and the Privacy Rules and the Security Rules set forth at 45 C.F.R. Parts 160, 162 and 164 (“HIPAA”), the Gramm-Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, California Consumer Privacy Act and other state privacy Laws, state social security number protection Laws, state data breach notification Laws, state data security Laws and state health information privacy Laws, the Indian Information Technology Act, 2000, including The Information Technology (The Indian Computer Emergency Response Team and Manner of performing functions and duties) Rules, 2013 and Indian Computer Emergency Response Team (CERT-In) requirements of No. 20(3)/2022-CERT-In., and the Indian Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, the European Union General Data Protection Regulation (EU) 2016/679 and its predecessor the European Union Directive 95/46/EC and the individual data protection Laws of European or other foreign nations.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation by a Governmental Entity, review, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Process,” “Processing,” or “Processed” means any operation or set of operations which is performed upon Personal Information, by any means, such as collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Proxy Statement” has the meaning set forth in Section 7.5(a)(i).

“Proxy Statement Clearance Date” has the meaning set forth in Section 7.5(a)(v).

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Requisite Company Vote” means the adoption of this Agreement by the holders of a majority of the outstanding Common Shares and Preferred Shares (voting as a single class with the Common Shares, on an as-converted basis) entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose.

“Sanctions” has the meaning set forth in Section 5.5(d).

“Sanctioned Person” has the meaning set forth in Section 5.5(d).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shares” means the Common Shares and Preferred Shares.

“Significant Subsidiary” means “significant subsidiary” as defined by Rule 1.02(w) of Regulation S-X under the Exchange Act.

“Software” means all computer programs and applications, whether in source code, object code, executable code or human readable form and whether embodied in software, firmware or otherwise, including data and other files, application programming interfaces, architecture, records, schematics, computerized databases, software implementations of algorithms, software tool sets, compilers and software models and methodologies, and all related specifications and documentation, including system documentation, user manuals and training materials, all descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and including any and all forms in which any of the foregoing is embodied.

“Solvent” means, with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s obligations and liabilities on a consolidated basis (including contingent obligations and liabilities) is less than the sum of such Person’s assets on a consolidated basis, (b) such Person will not have, on a consolidated basis, unreasonably small capital to conduct the businesses in which it is engaged or intends to be engaged and (c) such Person has not incurred and does not intend to incur, or reasonably believes that it will incur, debts, including contingent and other obligations or liabilities, beyond its ability to pay such debts as they become absolute and mature in the Ordinary Course of Business.

“Specified Award” means that unvested number of Common Shares underlying each outstanding Company Equity Award (excluding any Company Options) granted in the Company’s 2019 or 2020 fiscal year to a Company Employee who remains a Company Employee as of immediately prior to the Effective Time. For the avoidance of doubt, with respect to any Company PSUs granted in the Company’s 2019 or 2020 fiscal year, the number of Common Shares underlying such Company PSUs will be the number of Common Shares earned for the applicable performance period pursuant to the terms of such Company PSU.

“Stock Plans” means, collectively, the Company’s Third Amended and Restated 2012 Stock Plan and the ESPP.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions or (b) the equity or ownership interests of such other Person, in each case is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited and bona fide written proposal, offer, inquiry or indication of interest contemplated by the definition of “Acquisition Proposal” that if the transactions or series of related transactions contemplated thereby were consummated would result in a Person or Group, other than Parent or any of its Subsidiaries, becoming the beneficial owner of, directly or indirectly, more than 75% of the: (a) total voting power of the equity securities of the Company and its Subsidiaries (or of the surviving entity in a merger involving the Company or the resulting, direct or indirect, parent of the Company or such surviving entity); or (b) consolidated net revenues, net income or total assets of the Company, in each case of the foregoing clauses (a) and (b) of this definition, as of the date of such Acquisition Proposal that, in either case, the Company Board has determined in good faith, after consultation with outside legal counsel and its financial advisor, that if consummated, (1) would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement, after taking into account any revisions to the terms and conditions of this Agreement made or proposed by Parent pursuant to Section 7.2(d)(iii)) and (2) would reasonably be likely to be consummated in accordance with the terms of such Acquisition Proposal, in each case taking into account the identity of the Person making the proposal, the legal, financial (including the financing terms and logistics), conditionality (including any due diligence or consent-related condition), regulatory, timing (time expected to be required to consummate such Acquisition Proposal) and other aspects of such Acquisition Proposal.

“Support Agreement” has the meaning set forth in the recitals.

“Surviving Corporation” has the meaning set forth in Section 2.3.

“Tail Period” means the six years from and after the Effective Time.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes, including, for the avoidance of doubt, any amendments or supplements thereof, filed or supplied or required to be filed or supplied to any Taxing Authority.

“Taxes” means all income, profits, franchise, transfer, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, ad valorem, occupancy and other taxes, duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, imposed by any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any such taxes, duties and assessments (such a Governmental Entity, a “Taxing Authority”).

“Taxing Authority” has the meaning set forth in the definition of “Taxes.”

“Termination Fee” means an amount equal to $14,000,000.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Transaction Litigation” has the meaning set forth in Section 7.15.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Treasury Regulations” means regulations promulgated by the IRS under the Code.

“Vested Company Option” has the meaning set forth in Section 4.3(a).

“VWAP of Parent Stock” means the volume weighted average price of Parent Common Stock for a ten (10) day trading period, starting with the opening of trading on the eleventh (11th) trading day prior to the Closing Date to the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

1.2. Other Terms. Each of the capitalized terms used in this Agreement and not defined in Section 1.1 has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

1.3. Interpretation and Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) Unless otherwise specified in this Agreement or the context otherwise requires:

(i) all Preamble, Recital, Article, Section, clause, Exhibit and Schedule references used in this Agreement are to the preamble, recitals, articles, Sections, clauses, exhibits and schedules to this Agreement, and references to Schedules include the Company Disclosure Schedule and the Parent Disclosure Schedule;

(ii) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(iii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa;

(iv) words importing the masculine gender shall include the feminine and neutral genders and vice versa;

(v) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation;”

(vi) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement;

(vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if;”

(viii) all accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP;

(ix) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions;

(x) the rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(xi) the term “dollars” and the symbol “$” mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny;

(xii) references to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties shall be deemed satisfied if (A) such one or more Parties or Representatives thereof made such information or document available in any virtual data rooms established by or on behalf of the Company and accessible by Parent and its Representatives, in each case in connection with the transactions contemplated by this Agreement not later than prior to the execution and delivery of this Agreement, or (B) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC not later than prior to the date of this Agreement;

(xiii) when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and references to a number of days shall refer to calendar days unless Business Days are specified;

(xiv) all references to any (A) statute include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Entity and (B) Law shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the date of this Agreement; and

(xv) all references to (A) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference and (B) this Agreement mean this Agreement (taking into account the provisions of Section 10.11(a)) as amended or otherwise modified from time to time in accordance with Section 10.5.

(c) The Company Disclosure Schedule and the Parent Disclosure Schedule may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more provisions set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Material Adverse Effect.

(d) The Parties have jointly negotiated and drafted this Agreement and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

Closing; Certificate of Merger and Effective Time; The Merger

2.1. Closing. The Closing shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 8:00 a.m. (New York time), or by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or waiver, as the case may be, on the second (2nd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) or at such other date, time and place (or by means of remote communication) as the Parties may agree in writing.

2.2. Certificate of Merger and Effective Time. As promptly as practicable following the Closing, but on the Closing Date, the Parties shall (a) cause the Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and (b) make all other filings or recordings required under the DGCL in connection with such filing of the Certificate of Merger and the Merger, which shall become effective at the date and time when the Certificate of Merger has been executed and filed pursuant to clause (a) of this Section 2.2, or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger so executed and filed (such date and time, as applicable, the “Effective Time”).

2.3. The Merger. Subject to the terms and conditions of this Agreement and pursuant to the applicable provisions of the DGCL, (a) at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and, from and after the Effective Time, shall be a Wholly Owned Subsidiary of Parent and the separate corporate existence of the Company shall continue unaffected by the Merger, and (c) the Merger shall have such other applicable effects as set forth in this Agreement and in the applicable provisions of the DGCL.

2.4. Capitalization Certificate. Three (3) Business Days prior to the Closing, the Company shall deliver to Parent a certificate signed on behalf of the Company by an executive officer of the Company certifying as true (other than de minimis inaccuracies; it being understood that any inaccuracies resulting in fewer than 200,000 additional Common Shares (calculated on an as converted basis and as exercised basis) shall be deemed de minimis), as of the Business Day prior to such certificate due date, the number of (i) outstanding Common Shares, (ii) outstanding Preferred Shares, (iii) Common Shares underlying Company Options, (iv) Common Shares underlying the Company RSUs and (v) Common Shares underlying the Company PSUs.

ARTICLE III

Certificate of Incorporation, Bylaws, Directors and Officers of the Surviving Corporation

3.1. Certificate of Incorporation of the Surviving Corporation. The Parties shall take all actions necessary so that the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter duly amended, restated or amended and restated as provided therein and/or by applicable Law.

3.2. Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of the Company in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended, restated or amended and restated as provided therein and/or by applicable Law.

3.3. Directors of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter, the Bylaws and/or applicable Law.

3.4. Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his or her or their successor has been duly elected or appointed and qualified or until his or her or their earlier death, resignation or removal pursuant to the Charter, the Bylaws and/or applicable Law.

ARTICLE IV

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

4.1. Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, the holders of any capital stock of the Company or the sole stockholder of Merger Sub:

(a) Merger Consideration. Subject to Section 4.2(g), the Eligible Common Shares shall be automatically converted into the right to receive the Per Share Common Stock Merger Consideration and shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each holder of Eligible Common Shares represented by a Certificate or Book-Entry Share shall cease to have any rights with respect thereto, except the right to receive the Per Share Common Stock Merger Consideration, payable pursuant to Section 4.2.

(b) Treatment of Excluded Shares. Each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights any Dissenting Stockholders may have pursuant to Section 4.2(g) with respect to any Excluded Shares that are Dissenting Shares.

(c) Merger Sub. Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $0.001 per share, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

(d) Preferred Stock. The Eligible Preferred Shares shall be automatically converted into the right to receive an amount of cash, without interest, equal to the Convertible Preferred Liquidation Amount (the “Per Share Preferred Stock Merger Consideration”, and together with the Per Share Common Stock Merger Consideration, the “Per Share Merger Consideration”) and shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each holder of Eligible Preferred Shares represented by a Certificate or Book-Entry Share shall cease to have any rights with respect thereto, except the right to receive the Per Share Preferred Stock Merger Consideration, payable pursuant to Section 4.2(b).

4.2. Delivery of Merger Consideration.

(a) Deposit of Per Share Common Stock Consideration and Company Equity Payments and Paying Agent.

(i) As promptly as practicable after the Effective Time, but on the Closing Date, Parent shall deposit, or cause to be deposited, with the Paying Agent an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments in respect of the Eligible Common Shares pursuant to Section 4.1(a) and the Company Equity Payments to be paid by the Paying Agent pursuant to Section 4.3 and all such other payments contemplated by Sections 4.1 and 4.3 (such cash, the “Exchange Fund”).

(ii) Pursuant to the Paying Agent Agreement the Paying Agent shall, among other things, (A) act as the paying agent for the payment and delivery of the Per Share Common Stock Merger Consideration pursuant to the terms and conditions of this Agreement and for the payment of the Company Equity Payments to be paid by the Paying Agent pursuant to Section 4.3 and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a nationally recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level sufficient to make prompt payment and delivery of the aggregate Per Share Common Stock Merger Consideration as contemplated by Section 4.1 and the Company Equity Payments to be paid by the Paying Agent pursuant to Section 4.3, or, to the extent the Exchange Fund is not sufficient to make prompt payment and delivery of the aggregate Per Share Common Stock Merger Consideration in respect of any Dissenting Shares that become Eligible Common Shares pursuant to the last sentence of Section 4.2(g), Parent shall or shall cause the Surviving Corporation to promptly deposit or cause to be deposited such additional amounts in cash in immediately available funds with the Paying Agent for the Exchange Fund so as to ensure that the Exchange Fund is at all relevant times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 4.2(b) and Section 4.3 shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement.

(b) Payment of Per Share Preferred Stock Merger Consideration. At the Closing, Parent shall pay to the holders of Eligible Preferred Shares to the account or accounts designated by or on behalf of such holders no later than three (3) Business Days prior to the Closing Date by wire transfer of immediately available funds an amount equal to the Per Share Preferred Stock Merger Consideration pursuant to Section 4.1(d).

(c) Procedures for Surrender.

(i) As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Common Shares that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(f)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable (such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree), and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(f)) or such Book-Entry Shares to the Paying Agent in exchange for the Per Share Common Stock Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article IV.

(ii) With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Eligible Common Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Per Share Common Stock Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article IV.

(iii) Upon surrender to the Paying Agent of Eligible Common Shares that (A) are Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(f)) together with the letter of transmittal, duly completed and executed, and such other documents as may be reasonably required by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), in each case of the foregoing clauses (A) and (B) of this 4.2(c)(iii), pursuant to such materials and instructions contemplated by Section 4.2(c)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 4.2(a)(i), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders of Eligible Common Shares, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product obtained by multiplying (1) the number of Eligible Common Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(f)) or such Book-Entry Shares by (2) the Per Share Common Stock Merger Consideration, and each Certificate so surrendered shall forthwith be cancelled.

(iv) In the event of a transfer of ownership of any Certificate that is not registered in the stock transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. Payment of the Per Share Common Stock Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(v) For the avoidance of doubt, no interest shall be paid or accrued for the benefit of any holder of Eligible Common Shares on any amount payable upon the surrender of any Eligible Common Shares.

(d) Transfers. All Per Share Merger Consideration paid upon surrender of a Certificate or Book-Entry Share in accordance with the terms of this Article IV shall be deemed to have been paid in full satisfaction of all rights pertaining to such Eligible Shares formerly represented by such Certificates or Book-Entry Shares. From and after the Effective Time, the stock transfer books or ledger of the Company shall be closed and there shall be no transfers on the stock transfer books or ledger of the Company of the Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share formerly representing an Eligible Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article IV.

(e) Termination of Exchange Fund.

(i) Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Eligible Common Shares for 360 days from and after the Closing Date shall be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Eligible Common Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 4.2 and any holder of Company Equity Awards who has not received the applicable Company Equity Payment to be paid by the Paying Agent pursuant to Section 4.3 shall thereafter look only to the Surviving Corporation as a general creditor thereof for such payments (after giving effect to any required Tax withholdings as provided in Section 4.2(g) and Sections 4.3(a) through 4.3(g), as applicable) in respect thereof.

(ii) Notwithstanding anything to the contrary set forth in this Article IV, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Common Shares or Company Equity Awards for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in a form and substance reasonably acceptable to the Paying Agent, of such fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall, in exchange for such Certificate, issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the product obtained by multiplying (i) the number of Eligible Common Shares represented by such lost, stolen or destroyed Certificate by (ii) the Per Share Common Stock Merger Consideration.

(g) Appraisal Rights. Subject to the last sentence of this Section 4.2(g), no Dissenting Stockholder shall be entitled to receive the applicable Per Share Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder, but instead, each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such Dissenting Stockholder shall cease to have any other rights with respect to such Dissenting Shares. The Company shall give Parent (i) reasonably prompt written notice of, and copies of, any written demands for appraisal received by the Company (or written threats thereof), any withdrawals of such demands and any other documents and instruments served pursuant to the DGCL and received by the Company in respect of any demand for appraisal under the DGCL and (ii) a reasonable opportunity to participate in and direct all negotiations and Proceedings with respect to any demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or deposit with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing. If any Dissenting Stockholder shall have effectively withdrawn or otherwise waived or lost the right under Section 262 of the DGCL with respect to any Dissenting Shares, such Dissenting

Shares shall be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive, without interest or duplication, the applicable Per Share Merger Consideration with respect to such Common Shares or Preferred Shares, as applicable, pursuant to this Article IV.

(h) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Common Shares, Preferred Shares or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be timely remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Common Shares, Preferred Shares or Company Equity Awards in respect of which such deduction and withholding was made. Parent or the Paying Agent, as the case may be, shall use commercially reasonable efforts to provide written notice to the Company of any anticipated deduction or withholding (excluding any withholding in respect of any amounts treated as compensation for Tax purposes) prior to making such deduction or withholding. The Parties hereby agree to take commercially reasonable efforts to cooperate to eliminate or reduce any such deduction or withholding.

4.3. Treatment of Equity Awards and ESPP.

(a) Company Options. At the Effective Time, each Company Option that is outstanding and vested immediately prior to the Effective Time (each a “Vested Company Option”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Vested Company Option award to receive, without interest, as promptly as reasonably practicable after the Effective Time an amount in cash equal to the product obtained by multiplying (i) the number of Common Shares subject to such Vested Company Option award immediately prior to the Effective Time by (ii) the excess, if any, of (A) the Per Share Common Stock Merger Consideration over (B) the exercise price per Common Share of such Vested Company Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Vested Company Option which has an exercise price per Common Share that is greater than or equal to the Per Share Common Stock Merger Consideration shall be cancelled at the Effective Time for no consideration, payment or right to consideration or payment.

(b) Specified Award. At the Effective Time, each Company Equity Award that is (i) outstanding as of immediately prior to the Effective Time and (ii) a Specified Award shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Specified Award to receive, without interest, as promptly as reasonably practicable after the Effective Time an amount in cash, without interest, equal to the product obtained by multiplying (i) the number of Common Shares subject to such Specified Award immediately prior to the Effective Time by (ii) the Per Share Common Stock Merger Consideration, less applicable Taxes, if any, required to be withheld with respect to such payment.

(c) Company Restricted Stock Units. At the Effective Time, each Company RSU that is not a Specified Award and that is outstanding as of immediately prior to the Effective Time (including for the avoidance of doubt, any Retention RSUs and any Company Time-Vesting PSUs), shall, automatically and without any required action on the part of the holder thereof, be assumed by Parent and shall be converted into a restricted stock unit award (a “Parent RSU”) covering a number of shares of Parent Common Stock (rounded down to the nearest whole number) determined by multiplying (i) the number of Common Shares subject to such Company RSU immediately prior to the Effective Time, by (ii) the Equity Award Exchange Ratio. Each Parent RSU shall otherwise continue to be governed by the same terms and conditions as were applicable to the corresponding Company RSU immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Stock Plan, in any award agreement or in such Company RSU by reason of this Agreement).

(d) Company Performance Share Units. At the Effective Time, each Company PSU that is not a Specified Award (which for the avoidance of doubt, does not include any Company Time-Vesting PSU), that is outstanding as of immediately prior to the Effective Time, shall automatically and without any required action on the part of the holder thereof, be assumed by Parent and shall be converted into a Parent RSU covering a number of shares of Parent Common Stock (rounded down to the nearest whole number) determined by multiplying (i) the number of Common Shares subject to such Company PSU immediately prior to the Effective Time (determined, with respect to each Company PSU, in the manner described in this Section 4.3(d) below), by (ii) the Equity Award Exchange Ratio. Each Parent RSU shall otherwise continue to be governed by the same terms and conditions as were applicable to the corresponding Company PSU immediately prior to the Effective Time (but taking into account any changes thereto provided for in the Stock Plan, in any award agreement or in such Company PSU by reason of this Agreement). For purposes of this Section 4.3(d), the number of Common Shares underlying each Company PSU shall be determined based on the target level of performance.

(e) Non-Employee Directors and Former Company Employees. Notwithstanding Section 4.3(c) or Section 4.3(d), at the Effective Time, each Company RSU and Company PSU held as of immediately prior to the Effective Time by a non-employee director or consultant of the Company or by any employee who is not a Continuing Employee shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Equity Award to receive, without interest, as promptly as reasonably practicable after the Effective Time an amount in cash, without interest, equal to the product obtained by multiplying (i) the number of Common Shares subject to such Company Equity Award immediately prior to the Effective Time by (ii) the Per Share Common Stock Merger Consideration, less applicable Taxes, if any, required to be withheld with respect to such payment. For purposes of this Section 4.3(e), the number of Common Shares underlying each Company PSU shall be determined based on the target level of performance.

(f) Company Equity Payments. As promptly as reasonably practicable after the Effective Time, the Surviving Corporation shall, through the payroll system of the Surviving Corporation, pay or cause to be paid to the holders of the Company Equity Awards, the amounts contemplated by Section 4.3(a), Section 4.3(b) and Section 4.3(e), (the “Company Equity

Payments”); provided, however, that to the extent the holder of a Company Equity Award is not and was not at any time during the applicable vesting period a Company Employee, such amounts shall not be paid through the payroll system, but shall be paid by the Paying Agent pursuant to Section 4.2. Parent shall ensure that the Surviving Corporation shall have an amount in cash sufficient to pay all amounts required by the foregoing sentence.

(g) Employee Stock Purchase Plan. As promptly as practicable following the date of this Agreement (but in any event prior to the Effective Time), the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof and, if appropriate, amending the terms of the ESPP) that may be necessary or required under the ESPP and applicable Laws to ensure that, (A) except for the six-month offering period under the ESPP that commenced on July 1, 2022 (the “Final Offering”), no offering period shall be authorized or commenced on or after the date of this Agreement, (B) the Final Offering shall end on the Closing Date, (C) each ESPP participant’s accumulated contributions under the ESPP shall, as soon as practicable following the Closing and without interest, be returned to the participant through the payroll system of the Surviving Corporation and (D) the ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter.

(h) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take all actions (including obtaining participant consents) that are necessary to effectuate the treatment of Sections 4.3(a) through Section 4.3(e). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation shall be required to deliver Common Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards or the ESPP.

4.4. Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the execution and delivery of this Agreement to the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, the issued and outstanding Preferred Shares, Common Shares or securities convertible or exchangeable into or exercisable for Common Shares shall have been changed into a different number of Preferred Shares, Common Shares or securities (as the case may be) or a different class by reason of any reclassification, stock split, stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the applicable Per Share Merger Consideration (as applicable), and any other amounts payable pursuant to this Agreement shall be equitably adjusted to provide the holders of Preferred Shares or Common Shares (as the case may be) as well as Parent and Merger Sub the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

4.5. Treatment of the Company Notes. The 1.25% Convertible Senior Notes due 2023 of the Company (the “Company Notes”), issued pursuant to the Indenture, shall be treated as set forth in this Section 4.5 and in Section 7.13. In the event any holder of Company Notes elects to require that the Company repurchase for cash all or a portion of such holder’s Company Notes pursuant to Article 15 of the Indenture, the Parties agree that the Company shall not be required to consummate the repurchase of such Company Notes prior to the Closing.

ARTICLE V

Representations and Warranties of the Company

Except (a) as set forth in the Company Reports publicly filed or furnished on or after the Applicable Date and prior to the date of this Agreement to the extent that the relevance of any such disclosure event, item or occurrence in such Company Report to a matter covered by a representation or warranty set forth in Article V is reasonably apparent from the face of such disclosure, but excluding, in each case, disclosures set forth or referenced under the captions “Risk Factors,” “Forward-Looking Statements” or any similar section or (b) in the corresponding Sections of the confidential disclosure schedule delivered to Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any Section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other Section to the extent the relevance of such item is reasonably apparent from the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that, as of the date hereof and as of the Closing Date:

5.1. Organization, Good Standing and Qualification.

(a) The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except, with respect to the Company’s Subsidiaries, as would not be reasonably likely to be material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) The Company has made available to Parent correct and complete copies of the Company’s and the Company’s Subsidiaries’ Organizational Documents that, in each case, are in full force and effect as of the date of this Agreement.

5.2. Capital Structure.

(a) The authorized capital stock of the Company consists of 95,000,000 Common Shares and 5,000,000 Preferred Shares. As of the Capitalization Time: (i) 34,400,502 Common Shares were issued and outstanding, (ii) no Common Shares were issued and held by the Company in its treasury, (iii) 1,777,778 Preferred Shares were issued and outstanding and no Preferred Shares were held by the Company in its treasury; (iv) $6,888,000 aggregate principal amount of Company Notes were issued and outstanding; and (v) no Common Shares were reserved for issuance other than (A) 3,522,799 Common Shares reserved for issuance pursuant to the Company’s Stock Plans, assuming maximum performance under outstanding Company Equity Awards, (B) 129,546 Common Shares reserved for issuance in respect of the Company Notes and (C) 5,333,334 Common Shares reserved for issuance in respect of the Preferred Shares. From the Capitalization Time until the time at which this Agreement is executed, no Common Shares or Preferred Shares or securities convertible into or exercisable for Common Shares or Preferred Shares (including for the avoidance of doubt Company Options, Company PSUs or Company RSUs) have been repurchased or redeemed or issued (other than with respect to the exercise, vesting or settlement of Company Equity Awards outstanding prior to the Capitalization Time and pursuant to the terms of the applicable Stock Plan in effect on the Capitalization Time).

(b) Except for the Preferred Shares and Company Notes, neither the Company nor any of its Subsidiaries have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the stockholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively.

(c) Each Company Option (i) was granted in compliance with all applicable Laws and all the terms and conditions of the Stock Plan pursuant to which it was issued, and (ii) has an exercise price per Common Share equal to or greater than the fair market value of a Share on the date of such grant.

(d) Section 5.2(d) of the Company Disclosure Schedule sets forth, as of the date of this Agreement: (i) each of the Company’s Subsidiaries; (ii) whether or not each such Subsidiary is a Wholly Owned Subsidiary (any Subsidiary that is not a Wholly Owned Subsidiary, a “Non-Wholly Owned Subsidiary”); and (iii) for each Non-Wholly Owned Subsidiary, (A) the percentage of the Company’s ownership interest and the number and type of capital stock or other securities owned by the Company in each such Subsidiary, and (B) the percentage of such other Person or Persons’ ownership interest and the number and type of capital stock or other securities owned by such other Person or Persons in each such Subsidiary, and the name and jurisdiction of organization of such other Person or Persons.

(e) All of the outstanding shares of capital stock of the Company (including, for the avoidance of doubt, the Common Shares and the Preferred Shares) have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Upon the issuance of any Common Shares in accordance with the terms of the Stock Plans in effect at the Capitalization Time, such

Common Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except for any shares of capital stock or other securities of any Non-Wholly Owned Subsidiaries owned by such Persons contemplated by Section 5.2(d)(iii)(B), owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance (other than any Permitted Encumbrance).

(f) Except as set forth in Section 5.2(a), Section 5.2(b), Section 5.2(c), Section 5.2(e) and the Company Notes, there are no preemptive, antidilutive or other outstanding rights, subscriptions, options, warrants, conversion rights, exchangeable rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, exchange, register, redeem, acquire or sell any shares of capital stock, equity or voting interest or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person other than the Company a right to subscribe for, purchase or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(g) Except for the Support Agreements, there are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of, restricting the transfer of, or providing for registration rights with respect to, the Company or any of its Subsidiaries.

5.3. Corporate Authority and Approval.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to obtaining the Requisite Company Vote. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Requisite Company Vote is the only approval of the Shares or any class or series of securities of the Company necessary to approve or adopt this Agreement and the transactions contemplated by this Agreement.

(b) The Company Board has, at a duly convened and held meeting in compliance with the applicable provisions of the DGCL: (i) (A) approved this Agreement, the Support Agreements, the Merger and the transactions contemplated by this Agreement, (B) declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement, (C) determined that this Agreement, the Support Agreements, the Merger and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders, other than Common Shares owned by Parent, Merger Sub or any other Wholly Owned Subsidiary of Parent, the Company or any Wholly Owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (D) resolved to recommend that the holders of Common Shares adopt this Agreement (the “Company Recommendation”) and such approval, declaration, determination and resolution was unanimous; and (ii) directed that this Agreement be submitted to the Company’s stockholders of Common Shares for their adoption. No further corporate action is required by the Company Board in order for the Company to approve this Agreement, the Merger, the Support Agreements or the transactions contemplated hereby or thereby.

5.4. Governmental Filings; No Violations.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NASDAQ, (v) required to be made with the Texas Department of Insurance under Texas Insurance Code Section 4001.253, and (vi) under any Takeover Statutes and state securities and “blue sky” Laws (collectively, the “Company Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 6.4(a), no expirations of any statutory waiting periods under applicable Antitrust Laws are required and no filings, notices, reports, consents, registrations, approvals, permits, orders, declarations, licenses or authorizations are required to be made by the Company or any of its Subsidiaries with, nor are any required to be made or obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by the Company and the consummation of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) The execution and delivery of and performance under this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement, will not: (i) assuming the Requisite Company Vote is obtained, constitute or result in a breach or violation of or a contravention or conflict with or a default under the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming the Requisite Company Vote is obtained and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.4(a) expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which the Company or any of its Subsidiaries is subject; (iii) assuming the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.4(a) expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, require any consent of or other action by any person under, constitute or result in a breach or violation of, or default under, or cause or permit a termination, cancellation, acceleration or other adverse change of any right or obligation pursuant to any provision of any Material Contract binding upon the Company or any of its Subsidiaries; or (iv) result in the creation or imposition of any Encumbrance, other than any Permitted Encumbrance, on any property or asset of the Company or any of its Subsidiaries pursuant to any Material Contract binding upon the Company or any of its Subsidiaries, except, in the case of clauses (ii), (iii) and (iv) of this Section 5.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.5. Compliance with Laws and Orders; Licenses.

(a) Compliance with Laws and Orders. Since the Applicable Date, (A) the Company and each of its Subsidiaries, and the activities of its directors, managers, officers, employees and, to the Knowledge of the Company, agents and independent contractors of the Company in their capacities as such, have been in compliance with all Laws or Orders applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or any of their business or operations and (B) neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other communication from a Governmental Entity asserting (i) any actual or possible noncompliance with any applicable Law or any Order, or any failure to comply in any respect with any term or requirement of any Order, by the Company or any of its Subsidiaries that has not been cured and (ii) any actual or possible revocation, withdrawal, suspension cancellation, termination or modification of any Order, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) Licenses. As of the date of this Agreement, the Company and each of its Subsidiaries, and the Company Employees have obtained, hold and are in compliance with all Licenses necessary to conduct their respective businesses as currently conducted and neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other communication from a Governmental Entity asserting any non-compliance with any such Licenses by the Company, any of its Subsidiaries, or the Company Employees, that has not been cured, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) Corruption. In the five year period prior to the date of this Agreement, neither the Company, its Subsidiaries, nor any director, officer or employee of the Company or its Subsidiaries has violated, conspired to violate, or aided and abetted the violation of the U.S. Foreign Corrupt Practices Act, any other applicable anti-bribery, anticorruption, political donations or campaign finance, or anti-money laundering Laws (collectively, the “Anticorruption Laws”).

(d) Sanctions. In the five year period prior to the date of this Agreement, its Subsidiaries, nor any director, officer or employee of the Company or its Subsidiaries is a Person with whom dealings are prohibited under the economic sanctions administered by the United States, His Majesty’s Treasury of the United Kingdom, the European Union or any of its member states, or the United Nations (“Sanctions”), whether as a result of the specific designation of that person or entity, its ownership or control, the jurisdiction in which it is located, organized, or resident, or otherwise (each, a “Sanctioned Person”). The Company and its Subsidiaries are currently in material compliance with, and at all times within the past five years have been in material compliance with, and have not engaged in any conduct sanctionable under, any applicable Sanctions.

(e) Export Controls. Since the Applicable Date, neither the Company nor its Subsidiaries has exported, reexported, or retransferred any article, item, component, software, technology, service or technical data or taken any other act in material violation of any export control laws, including any applicable export control Laws including the U.S. International Traffic in Arms Regulations and the U.S. Export Administration Regulations (collectively, the “Export Control Laws”).

(f) Investigations. There are not now, nor have there been within the past three years, any formal or informal proceedings, allegations, investigations, or inquiries pending, expected or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries concerning violations or potential violations of, or conduct sanctionable under, any Sanctions, Anticorruption Laws or Export Controls Laws.

5.6. Insurance Regulatory Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the business operations of the Company and its Subsidiaries (taken as a whole), the Company and each of its Subsidiaries is duly licensed as a resident or non-resident insurance agent, broker, producer, or third-party administrator in each state in which licensure is required by applicable Insurance Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business operations of the Company and its Subsidiaries (taken as a whole), all designated/responsible producers and Company Employees that are required by applicable Insurance Laws to maintain any License with respect to the conduct of business for or on behalf of the Company and/or any of its Subsidiaries hold all such material Licenses required under applicable Insurance Laws and are in good standing with all applicable Governmental Entities with respect thereto. Since December 31, 2019, all applications required to have been filed for the renewal of any material License held or maintained by the Company, any of its Subsidiaries or any Company Employees have been duly filed on a timely basis with the appropriate Governmental Entities. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business operations of the Company and its Subsidiaries (taken as a whole), the Company and each of its Subsidiaries has a valid and effective appointment to act as an agent, broker, or producer for each insurance company, health maintenance organization or other managed care organization for which such an appointment is required by applicable Insurance Laws.

(b) To the Knowledge of the Company, The manner in which the Company and its Subsidiaries is compensated by each insurance company, health maintenance organization or other managed care organization for which it places insurance business is in compliance with applicable Laws in all material respects. The Company and its Subsidiaries do not pay, split or share any insurance commissions to or with any Person that is required to be licensed as an insurance agent, broker or producer and, to the Knowledge of the Company, do not hold such required License. If any insurance commissions have resulted from an ERISA Plan, the Company and its Subsidiaries have not, to the Knowledge of the Company, used, or permitted use of such commissions for any purpose other than the exclusive benefit of the participants and beneficiaries of that ERISA Plan.

(c) As of the date of this Agreement the Company and its Subsidiaries have timely filed all material regulatory reports, Contracts, documents, schedules, statements, filings, submissions, forms, registrations, applications, data and other documents, together with any amendments required to be made with respect thereto, that the Company is required to file with any Governmental Entity, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the business operations of the Company and its Subsidiaries (taken as a whole). There has been no materially false or misleading information or material omission in any application, submission, report, notice, communication, information, or data submitted by the Company or its Subsidiaries to any Governmental Entity in violation, in any material respect, of any applicable Law. No material deficiencies or liabilities have been asserted by any Governmental Entity as of the date of this Agreement with respect to such filings. All material deficiencies or violations in such reports or documents for any prior year asserted by any Governmental Entity prior to the date hereof have been resolved to the reasonable satisfaction of the applicable Governmental Entity.

(d) The Company and its Subsidiaries have made available to Parent (i) copies in its possession of all material reports and registrations in effect and any supplements or amendments thereto filed since the Applicable Date by the Company or its Subsidiaries with any Insurance Regulator and (ii) copies of all written enforcement actions, consent decrees, examinations, investigations, administrative inquiries or audit reports of all Insurance Regulators or any other Governmental Entity with respect to the Company issued since the Applicable Date. As of the date hereof, the Company and its Subsidiaries are not subject to any pending material investigation, audit or examination by an Insurance Regulator, and since the Applicable Date, the Company or its Subsidiaries have not received notice of any such investigation, audit or examination.

(e) Neither the Company or its Subsidiaries nor, to the Knowledge of the Company, any of its directors, officers, agents or employees or any other authorized Person acting for or on behalf of the Company or its Subsidiaries (in their capacity as such), has made a voluntary disclosure relating to material non-compliance with any applicable Insurance Law to any Governmental Entity or is currently subject to any reporting obligations pursuant to any settlement agreement, deferred prosecution, consent decree or similar arrangement with any Governmental Entity.

(f) Neither the Company or any of its Subsidiaries, nor any of its directors, officers, employees, or, to the Knowledge of the Company, agents or third-party representatives acting for or on behalf thereof: (i) is or has been convicted of or charged with prosecution or currently is under investigation by a Governmental Entity for any material violation of an Insurance Law; (ii) is or has been convicted of, or is currently under investigation for, any violation of Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or manufacture, storage, distribution or sale of controlled substances; (iii) is excluded, suspended or debarred from participation, or otherwise ineligible to participate, in any federal or state health care program, any federal, state, or local governmental procurement or non-procurement program, or any other federal or state government program or activity; (iv) has committed any violation of Law that is reasonably expected to serve as the basis for any such exclusion, suspension, debarment or other ineligibility; or (v) has engaged in any act or omission that could subject such Person to a civil monetary penalty or criminal penalty under Sections 1128A or 1128B of the Social Security Act or any similar Law.

(g) Since December 31, 2018, neither the Company or any of its Subsidiaries, nor any of its directors, officers, employees, or, to the Knowledge of the Company, agents or third-party representatives acting for or on behalf thereof, directly or indirectly, has received, paid or delivered any fee, commission or other sum of money or remuneration, however characterized, to any Governmental Entity that is in material violation of with any applicable Insurance Law. Without limiting the foregoing, since December 31, 2018, neither the Company or any of its Subsidiaries, nor any of its directors, officers, employees, or, to the Knowledge of the Company, agents or third-party representatives acting for or on behalf thereof, acting alone or together, has directly or indirectly made any illegal contribution, gift, bribe, rebate, payoff, commissions, promotional allowances, influence payment, kickback, or other payment or economic benefit to any Person, private or public, regardless of what form, whether in money, property, or services.

5.7. Company Reports.

(a) All Company Reports filed or furnished since the Applicable Date have been filed or furnished on a timely basis in all material respects. Each such Company Report, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of the last such amendment or supplement, or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively), complied, or if not yet filed or furnished, will have complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, including the rules and regulations promulgated thereunder. Each such Company Report has not contained and will not have contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, in each case when filed or furnished, or with respect to any proxy statement filed pursuant to the Exchange Act, on the date of the applicable meeting, except that any such Company Report that is a registration statement filed pursuant to the Securities Act, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading on the date of effectiveness of such Company Report that is such a registration statement. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

(b) The Common Shares constitute the only outstanding class of securities of the Company or any of its Subsidiaries registered under the Exchange Act. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file or furnish any form, statement, certification, report, schedule, proxy, registration or other document with, or make any other filing with, or furnish any other material to, the SEC.

(c) The Company has made available (including via EDGAR system) to Parent all material correspondence between the SEC, on the one hand, and the Company or its Subsidiaries, on the other hand, since the Applicable Date. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company Reports. To the Knowledge of the Company, as of the date hereof, (A) none of the Company Reports is the subject of ongoing SEC review or outstanding SEC comment and (B) neither the SEC nor any other Governmental Entity is conducting any investigation or review of any Company Report.

5.8. Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) Since the Applicable Date, the Company has been in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Company (with respect to itself and its consolidated Subsidiaries) has established and maintains disclosure controls and procedures required and as defined by Rule 13a-15 and 15d-15, as applicable, under the Exchange Act to ensure that information required to be disclosed by the Company is recorded and reported with the time periods specified in the SEC’s rules and forms, and all such information is communication to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents to allow timely decisions regarding required disclosure and to make certifications required by Rule 13a-15 and 15d-15 under the Exchange Act and pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(b) The Company maintains internal control over financial reporting required and as defined by Rule 13a-15 and 15d-15, as applicable, under the Exchange Act reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements.

(c) Based on its most recent evaluation of its internal control over financial reporting that was presented and discussed by the Company Board prior to the date of this Agreement, neither the Company nor, to the Knowledge of the Company, its independent registered public accounting firm, has identified or been notified of (A) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data or (B) any fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company.

(d) Since the Applicable Date until the date of this Agreement, neither the Company nor, to the Knowledge of the Company, any Representative of the Company has received any material complaint, allegation, assertion or claim regarding material deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls.

5.9. Financial Statements; No Undisclosed Liabilities.

(a) Financial Statements. Each of the consolidated balance sheets and consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows included in or incorporated by reference into the Company Reports filed since the Applicable Date were prepared and fairly present in all material respects or, in the case of Company Reports filed after the date of this Agreement, will be prepared and fairly present in all material respects, in accordance with GAAP (except as may be noted therein) consistently applied during the period involved (as applicable), the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect).

(b) No Undisclosed Liabilities.

(i) Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent consolidated balance sheet included in or incorporated by reference into the Company Reports, (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet, (iii) permitted in accordance with this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective properties and assets are bound (other than those resulting from a breach of such Contract or License), there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not absolute, accrued, known, unknown, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except as have not had, and would not, individually or in the aggregate, reasonably be expected to result in, a Material Adverse Effect.

(ii) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) that would be required to be disclosed under Item 303 of Regulation S-K promulgated by the SEC).

5.10. Litigation.

(a) Section 5.10(a) of the Company Disclosure Schedule sets forth a correct and complete list of each lawsuit as of the date of this Agreement, with a potential amount in controversy estimated to equal or exceed $1,000,000 that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order and, to the Knowledge of the Company, there is no investigation by any Governmental Entity involving the Company or any Subsidiaries or any of their respective properties or assets, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

5.11. Absence of Certain Changes.

(a) Since December 31, 2021, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business.

(b) Since June 30, 2022 until the date of this Agreement, the Company has not taken any action which, if taken after the date hereof, would require the consent of Parent pursuant to clauses (i), (ii), (iii), (iv), (v), (ix), (xxii), (xxiii) or (xxiv) of Section 7.1(a)(C) (other than actions taken in the Ordinary Course of Business).

(c) Since December 31, 2021, there have not been any Changes that, individually or in the aggregate with such other Changes, have resulted in or would reasonably be expected to result in a Material Adverse Effect.

5.12. Material Contracts.

(a) Neither the Company nor any of its Subsidiaries is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, other than any such Contracts that are publicly filed in the Company Reports (the “Filed Contracts”).

(b) Except for this Agreement, Company Benefit Plans or Filed Contracts, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by, without duplication, any of the following Contracts:

(i) any Contract that is reasonably expected to require annual payments to or from the Company and its Subsidiaries of more than $3.5 million;

(ii) any loan, other extension of credit or indebtedness (including any other obligations of the Company or any of its Subsidiaries for borrowed money, whether current, short-term or long-term and whether secured or unsecured, or any financial guarantee) made by the Company or any of its Subsidiaries or pursuant to which the Company or any of its Subsidiaries has any obligations as guarantor, surety, co-signer, endorser or co-maker in respect of any obligation of any Person, or any capital maintenance, keep well or similar agreements or arrangements, in each case, with a principal amount in excess of $500,000, other than Contracts solely among the Company or any of its wholly owned Subsidiaries;

(iii) any Contract that is a mortgage, security agreement, capital lease, operating lease, sublease or similar agreement that creates or grants an Encumbrance on any property or assets that are material to the Company and its Subsidiaries, taken as a whole;

(iv) any Contract relating to any swap, forward, futures, warrant, option, cap, floor or collar financial contract, or any other interest-rate, commodity price, equity value or foreign currency protection contract or other hedging or derivative transaction involving revenues or expenses by the Company or any of its Subsidiaries of more than $500,000 in any twelve-month period;

(v) any Contract for any Leased Real Property providing for annual payments thereunder of $100,000 or more;

(vi) any Contract pursuant to which (i) any license or right is granted to any third Person under any material Company Intellectual Property, other than non-exclusive licenses granted in the Ordinary Course of Business, or (ii) any Person has granted any license or right under any Intellectual Property Rights to the Company or any of its Subsidiaries that is material to their respective businesses, other than (A) non-exclusive licenses for off-the-shelf software or information technology services that have been granted on standardized, generally available terms, and (B) Open Source Licenses;

(vii) any Contract pursuant to which any material Intellectual Property Rights were developed by or for the Company or any of its Subsidiaries (for clarity, excluding such Intellectual Property Rights developed by any Company Employee);

(viii) any Contract related to a collective bargaining arrangement or with a labor union, labor organization, works council or similar organization;

(ix) any Contract related to any settlement of any actual or threatened Proceeding with a value of greater than $1 million or that imposes ongoing material obligations on the Company or any of its Subsidiaries or any restrictions on the use, licensing or registration of any material Company Intellectual Property or that provides for any continuing injunctive or other non-monetary relief, in each case, other than confidentiality obligations;

(x) any partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns more than a 15% voting or economic interest, except for any such agreements or arrangements solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(xi) any Contract relating to the acquisition or disposition of any capital stock or other securities, assets or business (whether by merger, sale of stock, sale of assets or otherwise), in each case, with a fair market value or purchase price in excess of $1 million in any individual transaction or $2 million in the aggregate and pursuant to which the Company or any of its Subsidiaries reasonably expects to be required to pay or receive any earn-out, deferred or other contingent payments or has material continuing obligations thereunder;

(xii) any Contract that contains a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which either the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any securities, capital stock or other interests, assets or business or involving revenues or expenses of the Company or any of its Subsidiaries with a value in excess of $1 million in any twelve-month period;

(xiii) any Contract that (A) purports to restrict the ability of the Company or any of its Subsidiaries from engaging in any business or competing in any business with any Person, (B) would require the disposition of a line of business of the Company or any of its Subsidiaries, (C) grants “most favored nation” status to any other Person or (D) contains an exclusivity provision that restricts the activities of the Company or any of its Subsidiaries;

(xiv) any Contract containing a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of the other party; or

(xv) any Contract providing services as a fiduciary, investment advisor or investment manager with respect to any ERISA Plan assets or any assets subject to Code Section 4975 or any similar Law related to governmental employee benefit plans.

(c) The Contracts described in clauses (i) through (xv) of Section 5.12(b) and Filed Contracts (including the Cooperation Agreement dated April 4, 2022, by and among the Company and Indaba Capital Management, L.P.) are “Material Contracts.” Section 5.12(d) of the Company Disclosure Schedule sets forth a correct and complete list of each Material Contract (other than Filed Contracts) as of the date of this Agreement. A correct and complete copy of each Material Contract has been made available to Parent.

(d) As of the date of this Agreement, (i) each Material Contract is in full force and effect, valid and binding on, and enforceable against, the Company and/or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, has taken or failed to take any action that, with or without notice, lapse of time, or both, would or would reasonably be expected to (x) constitute a breach, violation or a default under any Material Contract or (y) give any Person the right to declare in default or exercise any remedy under any Material Contract (including the right to accelerate the maturity or any performance thereunder, or to cancel, terminate or modify any Material Contract) and (iii) neither the Company nor any of its Subsidiaries has received written notice from any party to a Material Contract of any intention to terminate (prior to the end of the term), to seek renegotiation of terms in a manner that is materially adverse to the Company or any of its Subsidiaries or to not renew, in each case, except in the case of each of clauses (i), (ii) and (iii) as have not had, or would not, individually or in the aggregate, reasonably be expected to result in, a Material Adverse Effect.

5.13. Employee Benefits.

(a) Section 5.13(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including, any amendments and any related trust agreements (and descriptions of all material terms of any such Company Benefit Plan that is not in writing), (ii) the most recently prepared audited financial statement and actuarial report (with accompanying schedules), (iii) the most recently received determination or opinion letter, if any, issued by the IRS and (iv) all material correspondence with any Governmental Entity received in the last year with respect thereto.

(b) (i) Each Company Benefit Plan (including any related trusts) has been established, maintained, operated, funded and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to any Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP in all material respects, (iii) no Company Benefit Plan is under audit or is the subject of an audit or, to the Knowledge of the Company, investigation, by any Governmental Entity (and the Company has not received written notice of any such audit) nor, to the Knowledge of the Company is any such audit threatened or anticipated with respect to any Company Benefit Plan and (iii) as of the date of this Agreement, there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by, on behalf of or against any Company Benefit Plan or any trust related thereto that would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(c) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Benefit Plan. Each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred to the Knowledge of the Company that would reasonably be expected to adversely affect the exempt status of any such trust. Neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably would be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

(d) Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) in the last six years under (i) an employee pension benefit plan, which is or has been subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iv), any Multiemployer Plan.

(e) Neither the Company nor any Subsidiary has any obligation to provide (whether under a Company Benefit Plan or otherwise) health, accident, disability, life or other welfare or insurance benefits to any Company Employee or current or former service provider to the Company or any Subsidiary (or any spouse, beneficiary or dependent of the foregoing) beyond the termination of employment or other service of such Company Employee or service provider, other than health continuation coverage pursuant to Section 4980B of the Code or any similar state Law (“COBRA”), the full cost of which is borne by any Company Employee or current or former service provider to the Company or any Subsidiary (or any of their beneficiaries).

(f) None of the execution and delivery of or the performance under this Agreement or the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any Company Employee or other current or former service provider to the Company or its Subsidiaries to severance pay or any other payment or benefit or increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation or benefits due to any Company Employee or current or former service provider to the Company or its Subsidiaries, (iii) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) Neither the Company nor any Subsidiary thereof has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(h) Section 5.13(h) of the Company Disclosure Schedule sets forth, with respect to the Stock Plans, as of the date of the Capitalization Time, (i) the aggregate number of Common Shares underlying outstanding Company RSUs, (ii) the aggregate number of Common Shares underlying outstanding Company PSUs, assuming target performance and (iii) the aggregate number of Common Shares underlying outstanding Company Options.

5.14. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization, and to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any employees of the Company or any of its Subsidiaries.

(b) As of the date of this Agreement and for the past three (3) years, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) there is no and has not been any pending strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or arbitration or grievance pending or, to the Knowledge of the Company, threatened and (ii) to the Knowledge of the Company, there have not been any organizing efforts by any union seeking to represent any Company Employees.

(c) Since December 31, 2019, the Company and each of its Subsidiaries has been and is in compliance in all material respects with all applicable Laws regarding labor, employment and employment practices, terms and conditions of employment, wages and hours (including, without limitation, classification of employees, discrimination, harassment and equitable pay practices), wrongful discharge, collective bargaining, fair labor standards, occupational safety and health.

(d) (i) There are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Entity, nor any material grievances, complaints, claims or judicial or administrative proceedings, in each case, which are pending or, to the Knowledge of the Company, threatened in writing by or on behalf of any Company Employee, (ii) neither the Company nor any Subsidiary has received notice of any charge or complaint with respect to or relating to them pending before any Governmental Entity responsible for the prevention of unlawful employment practices, or notice of the intent of any Governmental Entity responsible for the enforcement of employment Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress and (iii) there are no Proceedings, pending or, to the Knowledge of the Company, threatened in writing against the Company or any Subsidiary brought by or on behalf of any applicant for employment, any Company Employee or any class of the foregoing, relating to any such Laws, or alleging breach of any express or implied contract of employment, wrongful or unfair termination of employment or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

5.15. Environmental Matters. Except as disclosed in the environmental reports and documents made available to Parent: (i) the Company is in compliance with all Environmental Laws applicable to the operation of its business as currently conducted; (ii) the Company possesses, and, to the extent applicable, has timely filed applications to renew, all Licenses required under applicable Environmental Laws for the operation of the business as currently conducted; (iii) the Company has not received any written claim, notice or notification of violation or citation concerning any violation or alleged violation of any applicable Environmental Law; (iv) there are no Orders outstanding, or any Proceedings pending or threatened concerning compliance by the Company with any Environmental Law and (v) to the Knowledge of the Company, there has been no release of, or exposure to, any Hazardous Substance which would reasonably be expected to form the basis of any claim against the Company or any of its Subsidiaries, in each case for clauses (i) through (iv) except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.16. Tax Matters.

(a) The Company and each of its Subsidiaries (i) have in good faith prepared and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are true, correct and complete in all material respects, (ii) have paid all material Taxes due and owing, whether or not shown as due on such Tax Returns, except for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iii) have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes), (iv) have materially complied with all information reporting (and related withholding) and record retention requirements and (v) have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency (except for automatic extensions of time to file income Tax Returns obtained in the Ordinary Course of Business).

(b) No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries and there are no pending or, to the Knowledge of the Company, threatened Proceedings regarding any material Taxes of the Company and its Subsidiaries or the properties or assets of the Company and its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has been informed in writing by any Taxing Authority that such Taxing Authority believes that the Company or any of its Subsidiaries was required to file any material Tax Return that was not filed, which claim has not been resolved with such Taxing Authority.

(d) There are no Encumbrances for material Taxes (other than any Permitted Encumbrance) on any of the properties or assets of the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such an agreement or arrangement solely between or among the Company and any of its Wholly Owned Subsidiaries and (ii) customary commercial contracts entered into in the Ordinary Course of Business, the principal subject of which is not Taxes).

(f) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any material obligation or liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, or by Contract (other than Contracts the principal subject of which is not Taxes).

(g) Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) At no time during the past five years has the Company been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(j) Nothing in this Agreement (including the representations and warranties in this Section 5.16) shall be construed as providing a representation and warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of the Company or its Subsidiaries.

5.17. Real Property.

Section 5.17 of the Company Disclosure Schedule sets forth a correct and complete list of all Leased Real Property. Neither the Company nor any of its Subsidiaries owns any real property. With respect to the Leased Real Property, (i) each lease or sublease for such property to which the Company or any of its Subsidiaries is a party is valid, legally binding, enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, and (ii) no event has occurred which, with notice, lapse of time, or both, would constitute a breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.18. Intellectual Property; IT Assets.

(a) Section 5.18(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of all Registered Company Intellectual Property. All such Registered Company Intellectual Property are subsisting and unexpired, and to the Knowledge of the Company, the registered or issued items included therein are valid and enforceable.

(b) The Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property Rights used in the conduct of their respective businesses as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) Since the Applicable Date, (i) to the Knowledge of the Company, no third Person has infringed, misappropriated, or otherwise violated any Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries (the “Company Intellectual Property”), and (ii) neither the Company nor any of its Subsidiaries has sent any written notice to or asserted or threatened in writing any Proceeding or claim against any third Person alleging any such infringement, misappropriation or other violation, in each case of (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company or one of its Subsidiaries exclusively owns all of the material Company Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances), and no material Registered Company Intellectual Property is involved in any opposition, cancellation, interference, reissue, review or reexamination proceeding (other than ordinary course prosecution proceedings with respect to applications).

(d) (i) The conduct of the businesses of the Company or any of its Subsidiaries as now conducted and as has been conducted for the past six (6) years does not infringe, misappropriate or otherwise violate and has not infringed, misappropriated, or otherwise violated any Intellectual Property Rights of any third Person and (ii) neither the Company nor any of its Subsidiaries has been a party to any Proceeding or received any written claim (including in the form of “cease and desist” letters, indemnification claims or “invitation to license” letters) (A) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any third Person or (B) challenging the Company’s or any of its Subsidiaries’ ownership, use, scope, validity or enforceability, of any Company Intellectual Property, in each case of (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(e) The Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the confidentiality and secrecy of (i) all material Trade Secrets included in the Company Intellectual Property and (ii) all material Trade Secrets of third parties which were provided to the Company or any of its Subsidiaries under confidentiality obligations, and, to the Knowledge of the Company, there has been no unauthorized disclosure, misappropriation or loss of any such Trade Secrets.

(f) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) no Software source code owned by the Company or its Subsidiaries is in escrow or has otherwise been disclosed or delivered to any third Person (except for disclosures to employees, contractors or consultants under written agreements that prohibit use or disclosure except in the performance of services to the Company or applicable Subsidiary), and (ii) no third Person has any contractual right to receive such source code.

(g) Neither the Company nor any of its Subsidiaries has used Open Source Software in any manner that (i) requires the contribution, distribution, provision, disclosure or otherwise making available to any third Person of any source code of the Company’s or any of its Subsidiary’s proprietary Software, (ii) requires the distribution or licensing of any such proprietary Software for the purpose of making derivative works or (iii) imposes limitations on the right to require consideration or royalty payments from, or that restricts further distribution of, such proprietary Software, in each case of (i) through (iii), except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. With respect to any Open Source Software that is used by the Company or any of its Subsidiaries, the Company and applicable Subsidiary are in compliance in all material respects with all applicable licenses with respect thereto.

(h) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, no Software included in the Company Intellectual Property contains any computer virus, unauthorized disabling or erasing mechanism, worm, unauthorized software lock, drop dead device, Trojan horse, back door, trap door, time bomb, or any code or instruction that may be used to access, modify, delete, damage or disable any of the Company’s or its Subsidiaries’ Software products (or any Software therein) without the authorization of the end user.

(i) The IT Assets owned or used by the Company and its Subsidiaries are sufficient for the current needs of their businesses, and, since the Applicable Date, to the Knowledge of the Company, there has been no failure or other material substandard performance, violation, disruption, breach or unauthorized access to or unauthorized use of any such IT Assets in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect. The Company and its Subsidiaries have taken commercially reasonable steps to maintain the continuous operation of and protect the integrity and security of such IT Assets, and all data, including Personal Information and Trade Secrets, Processed thereby or stored therein (including by implementing and monitoring compliance with administrative, technical and physical safeguards that conform in all material respects with all Data Protection Requirements).

(j) Since the Applicable Date, (i) there has been no rendering unavailable, breach, misuse, theft, unauthorized access to, or unauthorized use or other Processing of, any Personal Information that is Processed by the Company or any of its Subsidiaries, and (ii) the Company and its Subsidiaries have been in compliance with all Privacy Laws and all contractual obligations to which the Company or any of its Subsidiaries is bound, generally adopted applicable industry standards (including PCI DSS) and all published or binding notices and internal policies and procedures, in each case, with respect to privacy, data protection and cyber security (collectively, “Data Protection Requirements”), in each case of (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Since the Applicable Date, neither the Company nor its Subsidiaries has filed a claim for coverage relating to any data security or privacy matter covered under an insurance policy issued to, or on behalf of, the Company or a Subsidiary. Since the Applicable Date, the Company has not received any written notice or any written claim, complaint, audit request, order or notice of investigation of any alleged violation of any Data Protection Requirements, except with respect to any such violation that would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. The consummation of the transactions contemplated hereby does not violate any Data Protection Requirements, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Immediately following the Closing, the Company and its Subsidiaries will continue to have the right to use all Personal Information on substantially the same terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing Date..

5.19. Insurance. Each Insurance Policy is in full force and effect as of the date of this Agreement, subject to the Bankruptcy and Equity Exception, and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (excluding with respect to the transactions contemplated by this Agreement), with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any of the Insurance Policies or would permit or cause the termination thereof, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company has made available to Parent correct and complete copies of the material Insurance Policies in effect as of the date of this Agreement.

5.20. Related Party Transactions. Since the Applicable Date, there have not been any transactions, arrangements or understandings that are required to be disclosed under Item 404 of Regulation S-K under the Securities Act that have not been disclosed in the Company Reports, including, for purposes of this Section 5.20, any transactions, arrangements or understandings with the Company or its Subsidiaries, on the one hand, and any former director, former officer or family member of any of the foregoing, on the other hand.

5.21. Takeover Statutes; No Rights Plan.

(a) Assuming the accuracy of the representations and warranties set forth in Section 6.6, the Company Board has taken action (if necessary) so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case, as such term is defined in Section 203 of the DGCL) as a result of the execution and delivery of or the performance under this Agreement or the Support Agreements or the consummation of the transactions contemplated by this Agreement or the Support Agreements.

(b) There is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar agreement or plan in effect to which the Company is a party or is otherwise bound.

5.22. Opinion of Financial Advisor. The Company Board has received the opinion of its financial advisor, Barclays Capital Inc., to the effect that, as of the date of such opinion and based upon and subject to the qualifications, assumptions and limitations set forth therein, from a financial point of view, the Per Share Common Stock Merger Consideration to be offered to the holders of the Common Shares (other than holders of Excluded Shares) in the transactions contemplated hereby is fair to such holders (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

5.23. Brokers and Finders. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed or retained any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that the Company has retained Barclays Capital Inc. as its financial advisor. The Company has heretofore delivered to Parent a true and complete copy of the Company’s engagement letter with Barclays Capital Inc., all agreements under which any fees or any expenses are payable to Barclays Capital Inc. in connection with the transactions contemplated by this Agreement and all indemnification and other agreements related to the engagement of Barclays Capital Inc.

5.24. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by the Company in this Article V, neither the Company nor any other Person makes any express or implied representation or warranty regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and the Company expressly disclaims any other representations or warranties and each of Parent and Merger Sub acknowledge and agree that it has relied solely on the results of its and its Affiliates’ and their respective Representatives’ independent investigations, and none of Parent, Merger Sub or any of their respective Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, other than the express written representations and warranties expressly set forth in this Article V.

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

Except (i) as set forth in the Parent Reports publicly filed or furnished on or after the Applicable Date and prior to the date of this Agreement to the extent that the relevance of any such disclosure event, item or occurrence in such Parent Report to a matter covered by a representation or warranty set forth in Article VI is reasonably apparent from the face of such disclosure, but excluding, in each case, disclosures set forth or referenced under the captions “Risk Factors,” “Forward-Looking Statements,” or any similar Section or (ii) in the corresponding Sections of the confidential disclosure schedule delivered to the Company by Parent prior to or concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by Parent or Merger Sub in this Agreement, disclosure of any item in any Section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other Section to the extent the relevance of such item is reasonably apparent from the face of such disclosure), Parent and Merger Sub each hereby represent and warrant to the Company that, as of the date hereof and as of the Closing Date:

6.1. Organization, Good Standing and Qualification.

(a) Parent and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except, with respect to Parent’s Subsidiaries, as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement. Parent and each of its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, in each case, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Parent has made available (including via the EDGAR system) to the Company correct and complete copies of Parent’s and Merger Sub’s Organizational Documents that are in full force and effect as of the date of this Agreement.

6.2. Capitalization and Business of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock of Merger Sub, par value $0.01 per share. As of the date of this Agreement, all such shares were issued and outstanding. All of the outstanding shares of capital stock or other securities of Merger Sub have been duly authorized and are validly issued, fully paid and non-assessable and owned by Parent. Merger Sub has not conducted any business and has no properties, assets, obligations or liabilities of any nature, in each case other than those incident to its organization and pursuant to this Agreement and the transactions contemplated by this Agreement.

6.3. Corporate Authority. No vote of holders of capital stock or other securities of Parent is necessary to approve this Agreement and the transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to adoption of this Agreement by Parent (as the sole stockholder of Merger Sub). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.4. Governmental Filings; No Violations.

(a) Other than the expirations of statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NASDAQ or New York Stock Exchange, (v) required to be made with the Texas Department of Insurance under Texas Insurance Code Section 4001.253,(vi) under any Takeover Statutes and state securities and “blue sky” Laws and (vii) set forth in Section 6.4(a)(v) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 5.4(a), no expirations of any statutory waiting periods under applicable Antitrust Laws are required and no filings, notices, reports, consents, registrations, approvals, permits, orders, declarations, licenses or authorizations are required to be made by Parent or any of its Subsidiaries with, nor are any required to be made or obtained by Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) The execution and delivery of and performance under this Agreement by Parent and Merger Sub do not, and the consummation of the transactions contemplated by this Agreement, will not: (i) assuming the satisfaction of the obligations contemplated by Section 7.4, constitute or result in a breach or violation of or a contravention or conflict with or default under the Organizational Documents of Parent or any of its Subsidiaries; (ii) assuming the satisfaction of the obligations contemplated by Section 7.4 and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.4(a) expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Parent or any of its Subsidiaries is subject; (iii) assuming the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 6.4(a) expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, require any consent of or other action by any person under, constitute or result in a breach or violation of, or default under, or cause or permit a termination, cancellation, acceleration or other change of any right or obligation pursuant to any provision of any Contract binding upon Parent, Merger Sub or any of their Subsidiaries; or (iv) result in the creation or imposition of any Encumbrance, other than any Permitted Encumbrance, on any property or asset of Parent, Merger Sub or any of their Subsidiaries pursuant to any Contract binding upon Parent, Merger Sub or any of their Subsidiaries, except, in the case of clauses (ii),(iii) and (iv) of this Section 6.4(b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

6.5. Litigation.

(a) There are no Proceedings against Parent or any of its Subsidiaries pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the Support Agreements.

(b) As of the date of this Agreement, neither Parent nor Merger Sub nor any of their respective Subsidiaries is a party to or subject to the provisions of any Order and, to the Knowledge of Parent or Merger Sub, as applicable, there is no investigation by any Governmental Entity involving Parent, Merger Sub or any of their respective properties or assets, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the Support Agreements.

6.6. Beneficial Ownership. None of Parent, Merger Sub or their respective Subsidiaries is or has been at any time commencing three (3) years prior to the date hereof through the date hereof an “interested stockholder” (as defined in Section 203 of the DGCL) with respect to the Company. Except for any Common Shares or Preferred Shares held or acquired solely for the purpose of passive investment, neither Parent nor any of its Subsidiaries “beneficially owns” or is the “beneficial owner” (as such terms are defined in Section 13(d)(3) of the Exchange Act) of any Common Shares or Preferred Shares.

6.7. Available Funds. Parent has, and as of the Closing will have, available to it, and will cause Merger Sub to have available to it, all funds sufficient to consummate the transactions contemplated by this Agreement, including the payment of the Credit Agreement Payoff Amount and any amounts that become payable in respect of the redemption of Company Notes. Parent and Merger Sub’s obligations hereunder are not subject to any conditions regarding its or any other Person’s ability to obtain financing for the transactions contemplated by this Agreement, the payment of all amounts required to be paid in connection therewith, including the Per Share Merger Consideration, Company Equity Payments, the Credit Agreement Payoff Amount and any amounts that become payable in respect of the redemption of Company Notes, or the payment of any related fees and expenses, and Parent and Merger Sub have or will have, prior to the Closing, all funds necessary to enable Parent or Merger Sub, as the case may be, to consummate the transactions contemplated by this Agreement, the payment of all amounts required to be paid in connection therewith, including the Per Share Merger Consideration, Company Equity Payments, the Credit Agreement Payoff Amount and any amounts that become payable in respect of the redemption of Company Notes, and the payment of all related fees and expenses.

6.8. Solvency. Each of Parent and Merger Sub is, and, after giving effect to the transactions contemplated by this Agreement, including the payment of all amounts required to be paid in connection therewith, including the Per Share Merger Consideration, Company Equity Payments, the Credit Agreement Payoff Amount and any amounts that become payable in respect of the redemption of Company Notes and the payment of any related fees and expenses, at and immediately after the Effective Time, will be, Solvent, and neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries or any other Person.

6.9. Brokers and Finders. Neither Parent, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed or retained any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that Parent has retained Perella Weinberg Partners L.P. as its financial advisor, whose fees and expenses will be paid by Parent.

6.10. No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by Parent and Merger Sub in this Article VI, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty regarding Parent, Merger Sub or any of their Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and Parent and Merger Sub expressly disclaim any other representations or warranties and the Company acknowledges and agrees that it has relied solely on the results of its and its Affiliates’ and their respective Representatives’ independent investigations, and none of the Company or any of its respective Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Parent or Merger Sub or any of their Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, other than the express written representations and warranties expressly set forth in this Article VI.

ARTICLE VII

Covenants

7.1. Interim Operations.

(a) From and after the execution and delivery of this Agreement until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, except (i) as otherwise required, contemplated or permitted by this Agreement or as required by a Governmental Entity or applicable Law, (ii) as set forth in Section 7.1(a) of the Company Disclosure Schedule or (iii) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (A) shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct their respective businesses in the Ordinary Course of Business in all material respects, (B) shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) maintain all existing relationships and goodwill with key customers, suppliers and other persons having material business relationships with the Company and its Subsidiaries and (y) keep available the services of the officers and key employees of the Company and its Subsidiaries, and (C) without limiting the generality of the foregoing, shall not, and shall cause its Subsidiaries not to:

(i) adopt or propose any change in its Organizational Documents;

(ii) merge or consolidate with any other Person, except for any such transactions solely among Wholly Owned Subsidiaries of the Company,

(iii) adopt or enter into a plan of restructuring, reorganizing, dissolving, recapitalizing, complete or partial liquidation or similar transaction;

(iv) enter into any agreements or arrangements imposing material changes or restrictions on its properties, assets, operations or businesses;

(v) acquire or agree to acquire by merger, consolidation, acquisition of stock, equity or assets or otherwise, any business, Person, division, properties or assets from any other Person, other than purchases or acquisitions of assets in the Ordinary Course of Business with a fair market value or purchase price not in excess of $1 million in any individual transaction or $2 million in the aggregate;

(vi) transfer, sell, lease, sublease, license, pledge, mortgage, assign, divest, cancel or otherwise dispose of, or incur, permit or suffer to exist the creation of any Encumbrance (other than any Permitted Encumbrance) upon any properties or assets (excluding Intellectual Property Rights) material to the Company, except in connection with (A) sales of obsolete assets or (B) sales, leases, licenses or other dispositions of assets, in each case with a fair market value (as reasonably determined by the Company) not in excess of $500,000 in any individual transaction or $1 million in the aggregate;

(vii) issue, deliver, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, Encumber or otherwise enter into any Contract or understanding with respect to the voting of or transfer any shares of capital stock of the Company or capital stock or other equity or equity-based interests of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any such shares of capital stock, other equity interests or such convertible or exchangeable securities (other than (A) the delivery of any Common Shares upon (1) the conversion of either the Preferred Shares (including in respect of dividends accumulated on the Preferred Shares) in accordance with the terms of the Preferred Shares or (2) the conversion of the Company Notes in accordance with the Indenture and the exercise of the Capped Call Transactions in accordance with the Capped Call Confirmations (B) the issuance of Preferred Shares in connection with the payment of dividends on the Preferred Shares in accordance with the terms of the Preferred Shares or (B) the issuance of shares of such capital stock, other equity securities or convertible or exchangeable securities (1) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company, (2) in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Stock Plans in effect as of the Capitalization Time or (3) pursuant to the ESPP in accordance with its terms and subject to Section 4.3(g));

(viii) make any loans, advances, guarantees or capital contributions to or investments in any Person in excess of $200,000 in the aggregate (other than between the Company and any of its Wholly Owned Subsidiaries in the Ordinary Course of Business);

(ix) declare, set aside, establish a record date for accrue, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock or other equity interests (and for the avoidance of doubt, excluding the Company Notes) of the Company or its Subsidiaries, except for (A) dividends paid by any Wholly Owned Subsidiary to the Company or to any other Wholly Owned Subsidiary of the Company or (B) dividends payable to the holders of Preferred Shares, payable in cash or Preferred Shares, in accordance with the terms of the Preferred Shares;

(x) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire (or offer to do any of the foregoing), directly or indirectly, any of its capital stock, other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests, other than (A) the withholding of Common Shares to satisfy the payment of the exercise price on the exercise of a Company Option or withholding Tax obligations upon the exercise, vesting or settlement of Company Equity Awards outstanding as of the date of this Agreement, in each case, in accordance with their terms and, as applicable, the Stock Plans as in effect as of the Capitalization Time and (B) pursuant to an exercise of the Capped Call Transactions in accordance with their terms;

(xi) incur or assume any indebtedness for borrowed money, guarantee any indebtedness for borrowed money or enter into a “keep well” or similar arrangement in respect of indebtedness for borrowed money except for any such indebtedness not to exceed $2.5 million individually or $5 million in the aggregate;

(xii) incur, make or authorize any payment of, or accrual or commitment for, capital expenditures, or any obligations or liabilities in connection therewith except as contemplated by or reasonably related to, and which shall not exceed 107.5% of the aggregate amounts set forth in, the Company’s capital budget set forth in Section 7.1(a)(xii) of the Company Disclosure Schedule;

(xiii) enter into, terminate or materially amend any Contract pursuant to which the Company or any of its Subsidiaries purchase from a third party service provider Software (“Third Party IT Contracts”) (other than in the Ordinary Course of Business with respect to any such Contract that involve aggregate annual payments of less than $300,000);

(xiv) enter into, terminate or materially amend, modify, supplement or waive any material right to enforce, relinquish, release, transfer or assign any material rights or claims under any Material Contract or any Contract that would have been a Material Contract had it been entered into prior to this Agreement, other than (A) in the Ordinary Course of Business (except for any Third Party IT Contracts) or (B) in respect of indebtedness or capital contributions, which shall be governed by Section 7.1(a)(xi) and Section 7.1(a)(viii), respectively;

(xv) amend any License contemplated by Section 5.5(b) in any material respect, or allow any such License to lapse, expire or terminate (except where the lapse, expiration or termination of any such License is with respect to a License that has become obsolete, redundant or no longer required by applicable Law);

(xvi) other than with respect to Transaction Litigation, any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL or any Tax claim, audit, assessment or dispute, which shall be governed by Section 7.15, Section 4.2(g) and Section 7.1(a)(xviii), respectively or any Proceeding in connection with, arising out of or otherwise related to a dispute among the Parties in connection with this Agreement, settle or compromise any Proceeding (or agree to settle or compromise) for an amount in excess of $1 million individually or $2 million in the aggregate after the date of this Agreement during any calendar year, net of any amount covered by insurance, indemnification or existing reserves established in accordance with GAAP, or on a basis that would result in the imposition of any Order that would materially restrict the future activity or conduct of the Company or any of its Subsidiaries or a finding or admission of a material violation of Law or material violation of the rights of any Person;

(xvii) make any changes with respect to accounting policies or procedures in any material respect, except as required by changes in GAAP;

(xviii) other than in the Ordinary Course of Business, (A) change or revoke any Tax election that is material to the Company and its Subsidiaries, taken as a whole, on any Tax Return filed on or after the date of this Agreement, except (i) as a result of, or in response to, any change in U.S. federal Tax laws or regulations or administrative guidance promulgated or issued thereunder, (ii) with consent by Parent (not to be unreasonably withheld, conditioned or delayed), (B) change an annual Tax accounting period, which change is material to the Company and its Subsidiaries, taken as a whole, (C) file any amended Tax Return with respect to an amount of Taxes that is material to the Company and its Subsidiaries, taken as a whole, (D) consent to any extension or waiver of the statute of limitations period applicable to any Taxes, Tax Returns or claims for Taxes that are, in each case, material to the Company and its Subsidiaries, taken as a whole, or (E) enter into any closing agreements with respect to an amount of Taxes that is material to the Company and its Subsidiaries, taken as a whole;

(xix) sell, grant any Encumbrance on (other than any Permitted Encumbrance), license, transfer or otherwise dispose of, cancel, abandon or otherwise allow to lapse or expire any material Company Intellectual Property, except for non-exclusive licenses or other rights or immunities granted in the Ordinary Course of Business;

(xx) except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement or as otherwise required by applicable Law, (A) increase the compensation or benefits payable to any Company Employee, (B) become a party to, establish, adopt, materially amend or otherwise modify or commence participation in any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to this Agreement, (C) grant or commit to grant or increase the amount of, any new long-term incentive or equity-based awards, any severance or termination pay or retention or change in control bonuses, or amend or otherwise modify the terms of any such outstanding awards, entitlements or bonuses to any Company Employee, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) hire any natural person who if employed as of the date hereof would be a Company Employee or (F) terminate the employment of any Company Employee other than terminations for “cause”;

(xxi) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization;

(xxii) adopt or implement any stockholder rights plan, “poison pill,” anti-takeover plan or other similar agreement or plan;

(xxiii) form any Subsidiary of the Company or any of its Subsidiaries;

(xxiv) enter into a new line of business or abandon or discontinue any existing line of business; or

(xxv) agree, authorize or commit to do any of the foregoing.

(b) From the date of this Agreement until the Closing, Parent shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire by merger, consolidation, tender offer, joint venture, share exchange, license, acquisition of stock, equity or assets or any other similar transaction (or series of related transactions) any Person (or any business, division, properties or assets of such Person) that is set forth on Schedule 7.1(b) of the Company Schedule.

(c) Company shall promptly notify Parent if Company (A) changes or revokes any Tax election on any Tax Return filed on or after the date of this Agreement, (B) changes an annual Tax accounting period, (C) files any amended Tax Return, (D) consents to any extension or waiver of the statute of limitations period applicable to any Taxes, Tax Returns or claims for Taxes or (E) enters into any closing agreements with respect to Taxes.

(d) Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct the Parent’s or its Subsidiaries’ operations prior to the Effective Time.

7.2. Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, except as permitted by this Section 7.2, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, executive officers or controlled Affiliates not to, and shall instruct any other Representatives and other employees of the Company or any of its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, cause, propose or knowingly encourage, assist or facilitate any inquiry, proposal or offer with respect to, or the making, submission or announcement of, any Acquisition Proposal or any inquiry, proposal or request for information that would reasonably be expected to lead to or result in, an Acquisition Proposal;

(ii) engage in, conduct, continue, knowingly facilitate, respond to or otherwise participate in any discussions or negotiations with respect to any Acquisition Proposal or any inquiry, proposal, offer or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal (in each case, other than to (A) request clarification of the terms of an Acquisition Proposal to the extent reasonably necessary or (B) notify the applicable Person or Group of the existence of the provisions of this Section 7.2);

(iii) provide or make available any non-public information or data concerning the Company or its Subsidiaries to any Person or Group or afford to any Person or Group access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any of their respective designees), in any such case in connection with any Acquisition Proposal or any inquiry, proposal, offer or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal;

(iv) recommend, authorize, approve, adopt, endorse, declare advisable (or make any public statement recommending, authorizing, approving, adopting, endorsing, declaring advisable) or enter into any Alternative Acquisition Agreement;

(v) approve any transaction, or any Person becoming an “interested stockholder,” under Section 203 of DGCL or approve any related transaction (other than with respect to this Agreement, the transactions contemplated hereby or Parent or its Affiliates);

(vi) grant any waiver, amendment or release under any standstill agreement or Takeover Statute (other than with respect to this Agreement, the transactions contemplated hereby or Parent or its Affiliates); it being understood that the automatic termination or release of any such standstill agreement arising out of or resulting from the execution of this Agreement or the consummation of the transactions contemplated hereby shall be deemed not a breach of this Section 7.2(a)(vi); or

(vii) resolve, agree, authorize or commit to do any of the foregoing.

(b) Exceptions to No Solicitation. Notwithstanding anything to the contrary set forth in this Agreement, but subject to the provisions of Section 7.2(c), prior to the time the Requisite Company Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal that is made after the date of this Agreement and did not result from any breach of the Company’s obligations under this Section 7.2 (other than a breach that is both immaterial and unintentional), the Company may:

(i) provide non-public and other information and data concerning the Company and its Subsidiaries and access to the Company and its Subsidiaries’ properties, books and records in response to a request to the Person or Group who made such an Acquisition Proposal; provided that as promptly as practicable (but in any event within twenty-four (24) hours after the provision of such information or data) it makes available to Parent, to the extent applicable, correct and complete copies of any non-public information or data concerning the Company or its Subsidiaries or access that the Company provides to any such Person or Group that was not previously made available to Parent and prior to providing any such information or data, the Company and the Person or Group making such Acquisition Proposal shall have entered into a legally binding confidentiality agreement with terms that are not materially less restrictive to such Person or Group than the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of an Acquisition Proposal if such Acquisition Proposal is made directly to the Company and not publicly disclosed) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); provided, that if the Person making such Acquisition Proposal is a competitor of the Company or any of its Subsidiaries, the Company shall not provide any competitively sensitive non-public information to such Person in connection with any actions permitted by this Section 7.2(b) other than in accordance with “clean team” or other similar procedures reasonably designed to limit any material adverse effect on the Company or any of its Subsidiaries of the sharing of such information; and

(ii) engage or otherwise participate in any discussions or negotiations with any such Person or Group regarding such Acquisition Proposal;

provided that if, and only if, prior to taking any action described in clause (i) or this clause (ii) of this Section 7.2(b), the Company Board determines in good faith, after consultation with outside legal counsel, that based on the information then available, (A) and after consultation with its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal and (B) the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, further, that prior to engaging or otherwise participating in any such discussions or negotiations or furnishing any information to such Person or Group, the Company shall promptly provide Parent with written notice in accordance with Section 7.2(c).

(c) Notice of Acquisition Proposals. The Company shall promptly (but, in any event, within twenty-four (24) hours) give written notice to Parent if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal or which would reasonably be expected to lead to an Acquisition Proposal are received by the Company, (ii) any non-public information or data concerning the Company or its Subsidiaries is requested in connection with any Acquisition Proposal, or (iii) any discussions or negotiations relating to an Acquisition Proposal are sought to be engaged in or continued, by, from or with the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ officers, directors and financial advisors, setting forth in such notice (1) the identity of such Person or Persons that comprise such Group making such Acquisition Proposal, (2) a summary of the material terms and conditions with respect to any such proposal or offer and, if in writing, a copy thereof, and (3) a summary of any such requests (as applicable) and thereafter shall keep Parent informed on a prompt basis of the status and material terms and conditions of any such Acquisition Proposals or amendments, modifications or supplements thereof and, if in writing, a copy thereof, and the status of any such discussions or negotiations. The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement subsequent to the date hereof that prohibits the Company from providing to Parent such material terms and conditions and other information.

(d) No Change of Recommendation or Alternative Acquisition Agreement.

(i) Except as permitted by Section 7.2(d)(iii) and subject to Section 7.2(e), the Company Board shall not:

(A) fail to include the Company Recommendation in the Proxy Statement;

(B) (i) withhold or withdraw (or publicly propose or resolve to withhold or withdraw) the Company Recommendation or (ii) change, qualify, amend or modify (or publicly propose or resolve to change, qualify, amend or modify) the Company Recommendation in a manner adverse to Parent or Merger Sub;

(C) approve, recommend, declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) any Acquisition Proposal or proposal reasonably expected to lead to an Acquisition Proposal or approve, recommend, declare advisable, enter into or propose to approve, recommend, declare advisable or enter into (publicly or otherwise) any Alternative Acquisition Agreement;

(D) within ten (10) Business Days following a written request by Parent following the date of any Acquisition Proposal or any material modification thereto is first published or sent, given or communicated to the shareholders of the Company, fail to publicly reaffirm the Company Recommendation; provided that if Parent requests in writing such reaffirmation at least five (5) Business Days prior to the Company Stockholders Meeting, by the date that is at least three (3) Business Days prior to the Company Stockholder Meeting (it being understood that the Company will have no obligation to make such reaffirmation on more than one occasion per Acquisition Proposal and one occasion per material modification thereto);

(E) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal; or

(F) agree, authorize or commit to do any of the foregoing (it being understood that any material revisions to any Acquisition Proposal or Alternative Acquisition Agreement shall be deemed to be a new Acquisition Proposal or Alternative Acquisition Agreement, respectively, for purposes of this Section 7.2(d)(i)).

(ii) Except as permitted by Section 7.2(d)(iii), and after compliance in with Section 7.2(d)(iii) (except for failures to comply which are both immaterial and unintentional) and Section 9.3(b), the Company Board shall not cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement or agree, authorize or commit to do so.

(iii) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained, if the Company has complied with this Section 7.2 (except for failures to comply which are both immaterial and unintentional), the Company Board may: (A) effect a Change of Recommendation (1) if an (x) unsolicited, bona fide written Acquisition Proposal is received by the Company after the date of this Agreement that was made in compliance with this Section 7.2 (except for failures to comply which are both immaterial and unintentional), the Company Board determines in good faith (after consultation with outside legal counsel) that such Acquisition Proposal is bona fide and such Acquisition Proposal is not withdrawn prior to the Change of Recommendation or (y) Intervening Event has occurred and (2) the Company Board determines in good faith, after consultation with outside legal counsel, that based on the information then available and after consultation with its financial advisor, (x) a failure to effect a Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (y), in the case of an Acquisition Proposal contemplated by clause (A)(1)(x) of this Section 7.2(d)(iii), that such Acquisition Proposal constitutes a Superior Proposal; and/or (B) take action to terminate this Agreement pursuant to, and in accordance with, Section 9.3(b), to cause or permit the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal that the Company Board determines in good faith that such Acquisition Proposal is bona fide and that such Acquisition Proposal constitutes a Superior Proposal (and the Company may enter into or cause a Subsidiary thereof to enter into such an Alternative Acquisition Agreement or agree, authorize or commit to do so); provided, however, that no Change of Recommendation or action to terminate the Agreement pursuant to Section 9.3(b) to enter into an Alternative Acquisition Agreement may be taken unless and until: (I) the Company has given Parent written notice at least four (4) Business Days in advance (the “Notice Period”), which notice shall set forth in writing that the Company Board intends to take such action and the basis therefor, and shall also include, (y) in the case of such an Acquisition Proposal, the information required by Section 7.2(c), specifying the identity of the Person or Group making such Superior Proposal, the material terms and conditions of such Superior Proposal and attaching the most current version of such agreement, and (z) in the case of an Intervening Event, a reasonable description of such Intervening Event; and (II) during the Notice Period, the Company shall, and shall instruct its legal and financial advisors to, negotiate in good faith with Parent and its Representatives throughout the Notice Period (to the extent Parent wishes to negotiate) to revise this Agreement such that the failure of the Company Board to effect a Change of Recommendation or to take such action to terminate the Agreement pursuant to Section 9.3(b) to enter into an Alternative Acquisition Agreement, as applicable, would no longer be reasonably likely to be inconsistent with the directors’ fiduciary duties under Applicable Law; and (III) at the end of the Notice Period, prior to taking action to effect a Change of Recommendation or to terminate the Agreement pursuant to Section 9.3(b) to enter into an Alternative Acquisition Agreement, the Company Board shall have taken into account any revisions to this Agreement committed to by Parent in writing and any other information offered by Parent in writing in the Notice Period, and shall have thereafter determined in good faith that, after consultation with outside legal counsel, that based on the information then available, and after consultation with its financial advisor, a failure to effect a Change of Recommendation continues to be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, or that such Alternative Acquisition Agreement contemplated by clause (B) of this Section 7.2(d)(iii) continues to be an Alternative Acquisition Agreement with respect to a Superior Proposal, and as such the Agreement shall be terminated pursuant to Section 9.3(b), as the case may be (it being understood that (y) any material revisions to any Acquisition Proposal (including any increase in the consideration payable pursuant thereto in response to any adjustments to the terms and conditions of this Agreement made by Parent) shall be deemed to be a new Acquisition Proposal for purposes of Section 7.2(c) and this Section 7.2(d)(iii), including for purposes of the Notice Period, except that subsequent to the initial Notice Period, the Notice Period shall be reduced to two (2) Business Days).

(e) Certain Permitted Disclosure. Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including making any disclosure the Company Board has reasonably determined in good faith after consultation with outside legal counsel, that the failure to do so could be inconsistent with its fiduciary duties under applicable Law, or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however that in no event will the Company effect a Change of Recommendation except in compliance Section 7.2(d)(iii).

(f) Existing Discussions. The Company shall, and shall cause its Subsidiaries and the Company’s directors, executive officers, or controlled Affiliates, and shall instruct its other Representatives to, (i) immediately cease any activities, solicitations, discussions and negotiations with any Person or Group conducted prior to execution and delivery of this Agreement with respect to an Acquisition Proposal or proposal that would reasonably be expected to lead to an Acquisition Proposal, (ii) promptly terminate access to any physical or electronic data room relating to the Company for such Acquisition Proposal or proposal that would reasonably be expected to lead to an Acquisition Proposal and (iii) promptly request the prompt return or destruction of any confidential information provided to any third party in connection with an Acquisition Proposal made in the six (6) months prior to the date of this Agreement (other than in respect of Parent and Merger Sub and this Agreement).

(g) Compliance by Subsidiaries and Representatives. The Company agrees that any violation of this Section 7.2 by any Subsidiary of the Company or any of the Company’s or its Subsidiaries’ respective Representatives shall be deemed a breach of this Section 7.2 by the Company.

7.3. Company Stockholders Meeting.

(a) The Company shall take, in accordance with applicable Law and its Organizational Documents, actions necessary to (i) duly call, give notice of, convene and hold the Company Stockholders Meeting as promptly as practicable (but in no event later than thirty-five (35) days) after the Proxy Statement Clearance Date and (ii) cause a vote upon the adoption of this Agreement to be taken thereat.

(b) The Company Stockholders Meeting shall not be postponed, recessed or adjourned by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that: the Company may postpone, recess or adjourn the Company Stockholders Meeting without such consent, (i) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Common Shares and Preferred Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to obtain the Requisite Company Vote at the Company Stockholders Meeting or (ii) if (after consultation with outside legal counsel) it is necessary under applicable law to comply with the requirements made by the SEC or other applicable Law with respect to the Proxy Statement; provided that in no event will the Company postpone or adjourn the Company Stockholders Meeting without such consent (x) in the case of clause (i), by more than ten (10) days in connection with any one postponement, recess or adjournment; or (y) in the case of clause (ii), by more than ten (10) Business Days or such other amount of time reasonably agreed by the Company and Parent to be necessary to comply with applicable Law; provided, further, that in the case of clause (i) the Company shall, and shall instruct its proxy solicitor to use best efforts to, solicit as promptly as practicable the presence, in person or by proxy, of a quorum, but shall only be obligated to do so in the absence of the Change of Recommendation and until there are a sufficient number of Common Shares and Preferred Shares present or represented to obtain such a quorum, and in no event more than ten (10) days after the date originally scheduled for the Company Stockholders Meeting. The Company shall, at the instruction of Parent, postpone or adjourn the Company Stockholders Meeting if there are not sufficient votes in person or by proxy to secure the Requisite Company Vote to allow reasonable time (but in no event more than twenty (20) days) for the solicitation of proxies for the purpose of obtaining the Requisite Company Vote. The Company shall promptly advise Parent, at such times as Parent may reasonably request as to the aggregate tally of the proxies received by the Company in respect of the approval of this Agreement.

(c) The Company will establish a record date for the Company Stockholders Meeting as promptly as reasonably practicable after the Proxy Statement Clearance Date, subject to compliance with the DGCL, the Exchange Act or the rules or regulations of any national securities exchange. In no event will the Record Date be changed without Parent’s written consent (such consent not to be unreasonably withheld, conditioned or delayed) unless required by applicable Law. Without limiting the foregoing, the Company agrees its obligations pursuant to this Section 7.3(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or any event constituting or that could constitute an Intervening Event.

(d) Unless the Company Board has made a Change of Recommendation as specifically permitted by Section 7.2 hereof, the Company Board shall recommend and continue to recommend such approval and shall use reasonable best efforts to solicit from its shareholders proxies and votes in favor of approval of this Agreement, and use commercially reasonable efforts to take all other actions necessary or advisable to secure the Requisite Company Vote.

7.4. Approval of Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement, Parent shall, or shall cause the direct stockholder of Merger Sub to, execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent adopting this Agreement.

7.5. Proxy Statement; Other Regulatory Matters.

(a) Proxy Statement.

(i) The Company, with the assistance of Parent as provided for in this Section 7.5(a) shall prepare and, assuming Parent has satisfied its obligations set forth in Section 7.8(a), (A) file with the SEC, as promptly as practicable after the date of this Agreement, but in any event within thirty (30) days after the date of this Agreement a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement, the “Preliminary Proxy Statements” including, for the avoidance of doubt, any amendments or supplements thereto, and the definitive proxy statement related thereto, the “Proxy Statement”) and (B) in furtherance of and not in limitation of the foregoing clause (A), use its reasonable best efforts to file the Preliminary Proxy Statement prior to November 23, 2022; provided that the failure of the Company to file the Preliminary Proxy Statement prior to November 23, 2022 shall not constitute a breach of this Section 7.5(a)(i)(B) or a breach for purposes of Article IX or result in the failure of any of the Closing conditions set forth in Article VIII to be satisfied. Except under the circumstances expressly otherwise permitted under Section 7.2(d)(iii), the Proxy Statement shall include the Company Recommendation.

(ii) The Company shall, assuming Parent has satisfied its obligations set forth in Section 7.8(a), use reasonable best efforts to ensure that the Proxy Statement complies in all material respects with the provisions of the Exchange Act and none of the information supplied by it for inclusion or incorporation by reference in the Proxy Statement shall, at the date of mailing to stockholders of the Company, at the time of the Company Stockholders Meeting or of filing with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company assumes no responsibility with respect to information supplied by or on behalf of Parent and Merger Sub or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement and Parent and Merger Sub assume no responsibility with respect to information supplied by or on behalf of the Company, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

(iii) If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Subsidiaries or its or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement, so that either the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification the Company shall, as and to the extent required by applicable Law, promptly (A) prepare (with the assistance of Parent as provided for in this Section 7.5(a)) an amendment or supplement to the Proxy Statement and (B) thereafter, assuming Parent has satisfied its obligations set forth in Section 7.8(a), cause the Proxy Statement as so amended or supplemented to be filed with the SEC and to be disseminated to its stockholders.

(iv) Prior to filing, furnishing or disseminating the Proxy Statement (or any amendments or supplements thereto or documentation or communications related to the Company Stockholders Meeting) to the Stockholders of the Company or responding to comments of the SEC or its staff with respect thereto, the Company shall provide Parent and its outside legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement (or any amendments or supplements thereto or documentation or communications related to the Company Stockholders Meeting) and consider in good faith for inclusion in the Proxy Statement (or any amendments or supplements thereto or documentation or communications related to the Company Stockholders Meeting) (including with respect to any comment letters from the SEC) all comments reasonably proposed by Parent and its outside legal counsel; provided that the Company shall not have any such obligations with respect to any Proxy Statement or any other documents or communications relating to a Change of Recommendation made in accordance with Section 7.2. The Company agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement shall be in form and content satisfactory to Parent, acting reasonably.

(v) Without limiting the generality of the provisions of Section 7.6, the Company shall promptly notify Parent of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement to the Proxy Statement or for additional material information and shall promptly provide Parent copies of all written correspondence between the Company and/or its Representatives and the SEC with respect to the Proxy Statement. The Company, with the assistance of Parent as provided for in this Section 7.5(a), shall, subject to the requirements of Section 7.5(a)(iv) and assuming Parent has satisfied its obligations set forth in Section 7.8(a), (A) use its reasonable best efforts to promptly provide responses to the SEC with respect to any comments received on the Proxy Statement by the SEC and any requests by the SEC for any amendment or supplement to the Proxy Statement or for additional information, and (B) use its reasonable best efforts to cause the definitive Proxy Statement to be mailed as promptly as practicable (but in no event later than ten (10) Business Days) after the date the SEC staff confirms that the SEC does not intend to review the preliminary Proxy Statement or advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement (the “Proxy Statement Clearance Date”).

(b) Other Regulatory Matters.

(i) In addition to and without limiting the rights and obligations set forth in Section 7.5(a), Section 7.6 and Section 7.7 and subject to the other terms and conditions of this Section 7.5(b), the Company and Parent shall cooperate with each other and use (and the Company shall cause its Subsidiaries and the Parent shall cause its Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and prior to the Outside Date, including preparing and delivering or submitting documentation, in consultation with the other, to (x) effect the expirations of all statutory waiting periods under applicable Antitrust Law, including under the HSR Act, and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement, as promptly as practicable after the date of this Agreement or the entry into any such timing agreements, respectively, (y) make with and obtain as promptly as practicable after the date of this Agreement from, any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the other Company Approvals and the other Parent Approvals.

(ii) Without limiting the generality of, and to the extent required in furtherance of the provisions of Section 7.5(b)(i), each of the Company and Parent, as applicable, shall (and the Company shall cause its Subsidiaries and the Parent shall cause its Subsidiaries to):

(A) prepare and file, with respect to the transactions contemplated by this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act within 10 Business Days after the date of this Agreement;

(B) not, without the prior written consent of the other Party or Parties, as the case may be (which consent shall not be unreasonably conditioned, withheld or delayed), (1) cause any filing, delivery or submission contemplated by Section 7.5(b)(i) or Section 7.5(b)(ii)(A) applicable to it to be withdrawn, refiled, or redelivered or resubmitted for any reason, including to provide the applicable Governmental Entities with additional time to review any or all of the transactions contemplated by this Agreement, or (2) consent to any voluntary extension of any statutory waiting period or, if applicable, any contractual waiting period under any timing agreement with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity; provided, however, Parent has the right to “pull-and-refile” its HSR filing one (1) time pursuant to 16 C.F.R. 803.12 after consulting with Company in good faith; and

(C) provide or cause to be provided to each Governmental Entity any non-privileged or protected information and documents reasonably requested by any Governmental Entity or that are necessary or advisable to permit consummation of the transactions contemplated by this Agreement as promptly as practicable following any such request and subject to Section 7.8, each shall provide each other with copies of any such information and documents.

(iii) Without limiting the generality of, and to the extent required in furtherance of the provisions of Section 7.5(b)(i), Parent shall and shall cause its Subsidiaries to take all necessary or advisable steps to (1) avoid the entry of, and (2) resist, vacate, limit, reverse, suspend or prevent any actual, anticipated or threatened permanent, preliminary or temporary Order, in each case, as applicable, that becomes reasonably foreseeable to be entered, issued, made or rendered or is entered, issued, made or rendered, in the case of each of the foregoing clauses (1) and (2) of this Section 7.5(b)(iii)(A), that could reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, including, to (x) defend through litigation on the merits of any Proceeding seeking to prevent, delay or impair the consummation of the transactions contemplated by this Agreement (and, if applicable, the appeal thereof and the posting of a bond in connection therewith) and (y) proffer or agree to (I) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending such disposition, and promptly to effect the sale, lease, license, transfer, disposal, divestiture or other Encumbrance, and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company or its Subsidiaries (a “Company Divestiture Remedy”) or Parent or its Subsidiaries (a “Parent Divestiture Remedy”); (II) limit or restrain the freedom of action with respect to the ability to retain or make changes in the assets, operations, rights, product lines, licenses, businesses or interests of the Company and its Subsidiaries (a “Company Behavioral Remedy”) or the Parent and its Subsidiaries (a “Parent Behavioral Remedy”) and in each case, the entry into agreements with, and submission to Orders of, the relevant Governmental Entity giving effect thereto prior to the Outside Date; provided, however, that no such actions shall be required unless the effectiveness of such action is contingent upon the occurrence of the Effective Time.

(iv) Notwithstanding the foregoing Section 7.5(b)(iii), none of Parent or any of its Subsidiaries shall be required to agree to:

(A) any Parent Divestiture Remedy if such Parent Divestiture Remedy, individually or taken together with all other Parent Divestiture Remedies and Company Divestiture Remedies undertaken or proposed to be undertaken by Parent and its Subsidiaries or Company and its Subsidiaries, respectively, would reasonably be likely to be material to the businesses of Parent and its Subsidiaries, taken as a whole;

(B) any Company Divestiture Remedy if such Company Divestiture Remedy, individually or taken together with all other Company Divestiture Remedies undertaken or proposed to be undertaken by Company and its Subsidiaries, would reasonably be likely to be material to the business of the Company and its Subsidiaries, taken as a whole;

(C) any Company Behavioral Remedy, if such Company Behavioral Remedy, individually or taken together with all other Company Behavioral Remedies and Parent Behavioral Remedies undertaken or proposed to be undertaken by the Company and its Subsidiaries or Parent and its Subsidiaries, respectively, would reasonably be likely to result in a material adverse effect on the Company and its Subsidiaries, taken as a whole; or

(D) any Parent Behavioral Remedy, if such Parent Behavioral Remedy, individually or taken together with all other Parent Behavioral Remedies and Company Behavioral Remedies undertaken or proposed to be undertaken by Parent and its Subsidiaries, or Company and its Subsidiaries, respectively would reasonably be likely to result in a material adverse effect on Parent and its Subsidiaries (but, with respect to this clause (D), measured on a scale relative to the size of the Company and its Subsidiaries, taken as a whole).

(v) The Company shall not, and shall cause its Subsidiaries not to, take any action contemplated by Section 7.5(b)(iii) or (iv) without the prior written consent of Parent.

(vi) Cooperation. Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 7.5(a), Parent and the Company shall jointly direct all matters with any Governmental Entity consistent with their obligations hereunder; provided however, that if Parent and Company disagree on any matter, then Parent shall have the right to decide and direct the matter after consulting with Company and considering its views in good faith. Parent and the Company shall have the right to review in advance and shall consult with the other on and consider in good faith the views of the other in connection with, all the information relating to Parent or the Company, as the case may be, any of their respective Subsidiaries and any of its or their respective Representatives, that appears in any filing made with, or written materials delivered or submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement. The Company shall not permit any of its Subsidiaries or any of its or their respective Representatives, and Parent shall not permit any of its Subsidiaries or any of its or their respective Representatives, to participate in any discussions or meetings with any Governmental Entity in respect of any documentation to effect the expiration of any statutory waiting periods under applicable Antitrust Laws, including under the HSR Act, or any contractual waiting period under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement or make with or obtain from any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement, including the other Company Approvals and the other Parent Approvals or any investigation or other inquiry by a Governmental Entity relating thereto unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat.

7.6. Status and Notifications. Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 7.5(a)(v) and Section 7.5(b)(vi), the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including as promptly as practicable notifying the other of any substantive or material notices or communications received by Parent or the Company, as the case may be, or any of the Company’s respective Subsidiaries or Parent’s respective Subsidiaries, from any third party, including any Governmental Entity, with respect to such transactions and as promptly as practicable following such receipt furnishing the other with, if applicable, copies of notices or other communications (or where no such copies are available, a reasonably detailed written description thereof). Notwithstanding the foregoing, neither the Company’s nor Parent’s good faith failure to comply with this Section 7.6 shall provide the other Party with the right not to effect the transactions contemplated by this Agreement.

7.7. Third-Party Consents. The Company shall, and shall cause its Subsidiaries to, on a reasonably prompt basis following the written request of Parent, use their respective commercially reasonable efforts to give or obtain, as applicable, any notices, acknowledgments, waivers or consents from third parties to Material Contracts to which the Company or a Subsidiary thereof is a party to or bound that are required to be provided or obtained (as applicable) as a result of the transactions contemplated by this Agreement; provided that, in no event shall the Company or any of its Subsidiaries be required to make or agree to make any payments to any third party, concede or agree to concede anything of monetary or economic value, amend or otherwise modify any Contract to which it is a party to or bound or commence, defend or participate in any Proceeding, in each case in connection with such cooperation.

7.8. Information and Access.

(a) The Company and Parent each shall (and shall cause its Subsidiaries to, and shall instruct its and their respective Representatives to), upon the reasonable request by the other, furnish to the other, as promptly as practicable, with all information concerning itself, its Representatives and such other matters as may be necessary or advisable in connection with the Proxy Statement and any information or documentation to effect the expiration of all waiting periods under applicable Antitrust Laws and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement.

(b) In addition to and without limiting the rights and obligations set forth in Section 7.8(a), the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Parent and its Representatives reasonable access, during normal business hours, during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, to the Company employees, properties, offices and other facilities, Contracts, books and records, in each case, solely for the purpose of effecting the Closing; provided, however: (i) neither the Company nor any of its Subsidiaries shall be required to provide such access information or documents to the extent doing so would, in the Company’s reasonable judgment or furnish such reasonably be expected to result in (A) a violation of applicable Law, (B) the disclosure of any trade secrets in a manner that would result in any such Trade Secrets no longer being protected as such under applicable Law following such disclosure, (C) the breach of any contractual obligations in any Contract with a third party, (D) waive the protection of any attorney-client privilege or protection

(including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings or (E) result in the disclosure of any sensitive or personal information that would expose the Company or any of its Subsidiaries to the risk of liability; provided, further, that the Company and Parent shall cooperate to develop an alternative to providing such information so as to address such matters that are reasonably acceptable to Parent and the Company, and (ii) in no event shall the work papers of the Company’s and its Subsidiaries’ independent accountants and auditors be accessible to Parent or any of its Representative unless and until such accountants and auditors have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants. All requests for such access or information made pursuant to this Section 7.8(b) shall be directed to the Persons set forth in Section 7.8(b) of the Company Disclosure Schedule, which Persons may be replaced by the Company at any time by providing written notice to Parent, and any access granted in connection with a request made pursuant to this Section 7.8(b) shall be supervised by such Persons and be conducted in such a manner so as not to unreasonably interfere with any of the businesses, properties or assets of the Company or any of its Subsidiaries. Notwithstanding the foregoing, (A) neither Parent nor any of its Subsidiaries shall conduct any environmental sampling in respect of the Leased Real Property without the prior written consent of the Company, which consent may be withheld in the Company’s sole and absolute discretion and (B) for so long as any applicable COVID-19 Measures are in effect, the Company may, and may cause its Subsidiaries to, use commercially reasonable efforts to provide access to Parent and its Representatives under this Section 7.8(b) through virtual or other remote means. Parent shall not communicate with the suppliers and customers of the Company or any of its Subsidiaries relating to this Agreement and the transactions contemplated hereby without first obtaining the prior written consent of the Company. The reasonableness of any request for such access or information or documents made pursuant to this Section 7.8(b) shall be determined by the Company acting reasonably.

(c) Without limiting the generality of the other provisions of this Section 7.8, the Company and Parent, as each deems advisable and necessary, after consultation with their respective outside legal counsel, may reasonably designate competitively sensitive information and documents, including those that relate to valuation of the Company as “Outside Counsel Only Information.” Such information and documents shall only be provided to the outside legal counsel of the Company or Parent (as the case may be), or subject to such other similar restrictions mutually agreed to by the Company and Parent, and subject to any amendment, supplement or other modification to the Confidentiality Agreement or additional confidentiality or joint defense agreement between or among the Parties; provided, however, that, subject to any applicable Laws relating to the exchange of information, the outside legal counsel receiving such information and documents may prepare one or more reports summarizing the results of any analysis of any such shared information and documents, and disclose such reports, other summaries or aggregated information derived from such shared information and documents to Representatives of such outside legal counsel’s client.

(d) To the extent that any of the information or documents furnished or otherwise made available pursuant to this Section 7.8 or otherwise in accordance with the terms and conditions of this Agreement or the Confidentiality Agreement constitutes information or documents that may be subject to an attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material and information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under such privileges and protections.

(e) No access or information provided to Parent, its Subsidiaries or any of its or their respective Representatives, whether pursuant to this Section 7.8 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement and, for the avoidance of doubt, all information and documents disclosed or otherwise made available pursuant to Section 7.5, Section 7.6, this Section 7.8 or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be governed by the terms and conditions of the Confidentiality Agreement and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity.

7.9. Publicity. The initial press release by each of Parent and the Company with respect to the transactions contemplated by this Agreement shall be in a form reasonably acceptable to Parent and the Company, and each of Parent and the Company shall have a reasonable opportunity to review and comment upon such press release prior to the issuance of such press release. Thereafter, neither Parent or its Subsidiaries nor the Company or its Subsidiaries, as applicable, shall, without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed) issue or cause the publication of any press releases or otherwise make or issue public statements, disclosures or communications with respect to the transactions contemplated by this Agreement except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, interdealer quotation service or the NASDAQ, (b) with respect to any Change of Recommendation made in accordance Section 7.2(d)(iii), or (c) each of the Company (and Subsidiaries Representatives thereof) and Parent (and Affiliates and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are not inconsistent in tone and substance with previous public statements, disclosures or communications jointly made or approved by the Company or any of its Subsidiaries and Parent or any of its Affiliates, or to the extent that they have been reviewed and previously approved by both the Company or any of its Subsidiaries and Parent or any of its Affiliates and would not reasonably be expected to require the other parties (Company or any of its Subsidiaries, on one hand, and Parent or any of its Affiliates, on the other hand) to make additional public disclosure.

7.10. Employee Benefits.

(a) Parent agrees that the Continuing Employees shall, during the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time, be provided with (i) base salary or base wage that is no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities and target annual long-term incentive opportunities that are no less favorable, in the aggregate, than the target annual cash bonus opportunities and target annual long-term incentive opportunities provided, in the aggregate, by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (iii) pension and welfare benefits, that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time and (iv) solely to the extent provided under the terms of each Continuing Employee’s existing employment agreement, offer letter or other written agreement with the Company and its Subsidiaries as of immediately prior to the Effective Time, severance benefits that are no less favorable than the severance benefits provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time and as set forth on Section 7.10(a) of the Company Disclosure Schedule.

(b) Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent Benefit Plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company 401(k) Plan to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time.

(d) Prior to the Effective Time and thereafter (as applicable), the Company and Parent shall take all actions as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to (i) permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, Parent Common Stock, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan, and (ii) have each Continuing Employee become a participant in the Parent 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 7.10(b)); it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.

(e) Parent shall not communicate with the directors or the employees of the Company or any of its Subsidiaries relating to this Agreement and the transactions contemplated hereby, excluding communications (or portions thereof) that relate solely to compensation or benefit matters, including integration matters, that relate to compensation or benefit arrangements to be implemented by Parent or its Affiliates for the period following the Effective Time, without providing the Company a copy of the intended communication and obtaining the prior written consent of the Company.

(f) Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 10.8, create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

7.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, to the fullest extent permitted under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement, Parent shall cause (including by providing all necessary funding) the Surviving Corporation to (i) indemnify, defend and hold harmless the Indemnified Parties against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any actual or alleged Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part, or arising in whole or in part out of the fact that he or she is or was a director or officer of the Company or any of its Subsidiaries, including in connection with (A) the transactions contemplated by this Agreement and (B) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and (ii) advance reasonable documented out-of- pocket expenses as incurred in connection therewith (upon receipt from such Indemnified Party of a request therefor, accompanied by invoices or other relevant documentation); provided that any Person to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication by the Chosen Courts that such Person is not entitled to such advanced expenses; provided, further, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement shall be made by independent legal counsel selected by the Surviving Corporation and acceptable to the Indemnified Party (such acceptance not to be unreasonably conditioned, withheld or delayed).

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of the Tail Period with respect to any claim related to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated by this Agreement) from the Company’s D&O Insurance carrier as of the date of this Agreement or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies; provided, however, that in no event shall the premium amount for such policies exceed the amount set forth in Section 7.11(a) of the Company Disclosure Schedule; provided, further, that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto. If the Company for any reason fails to obtain or Parent for any reason fails to cause to be obtained such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with the Company’s D&O Insurance carrier as of the date of this Agreement or with or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement and from an insurance carrier with the same or better credit rating as the Company’s D&O Insurance carrier as of the date of this Agreement, in each case providing coverage with respect to any matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated by this Agreement); and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) During the Tail Period, without the prior written consent of the Indemnified Party, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all the obligations set forth in this Section 7.11(a).

(e) The provisions of this Section 7.11(a) are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.11(a).

(f) The rights of the Indemnified Parties under this Section 7.11(a) are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release, waiver or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 7.10(a) is not prior to or in substitution of any such claims under such policies).

7.12. Treatment of Credit Agreement. The Company shall use commercially reasonable efforts to (i) deliver (or cause to be delivered) no less than five (5) Business Days prior to the Closing Date, drafts of Payoff Letters (including drafts of lien and guarantee releases, termination documentation and other instruments) in respect of any outstanding indebtedness under the Credit Agreement (which Payoff Letters may be conditioned upon the Closing to the extent permitted under the Credit Agreement) (such indebtedness, the “Credit Agreement Payoff Amount”) (other than any letter of credit outstanding under the Credit Agreement, which Parent and the Company agree shall remain outstanding, in which case such letters of credit shall be cash collateralized or backstopped or subject to other arrangements satisfactory to the issuer(s) of such letters of credit) and (ii) obtain (or cause to be obtained) executed Payoff Letters on the Closing Date. All UCC-3 termination statements, intellectual property security agreement terminations or other instruments necessary to be filed to evidence the release of security interests and liens created under the Credit Agreement shall, when filed or recorded, be sufficient to release any and all such security interests. Parent shall irrevocably pay off or cause to be paid off at or prior to the Effective Time the Credit Agreement Payoff Amount (subject, in the case of any letters of credit outstanding under the Credit Agreement, which Parent and the Company agree shall remain outstanding, to cash collateralization, termination, provision of backstop letters of credit or such other arrangements satisfactory to the issuer(s) of such letters of credit) and cooperate as may be reasonably requested by the Company to assist the Company in connection with its obligation under this Section 7.12.

7.13. Treatment of Company Notes and Capped Call Transactions.

(a) The Company shall use its reasonable best efforts to take actions reasonably requested by Parent that are required by the Indenture to be performed by the Company at or prior to the Effective Time as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, including the giving of any notices that may be required and delivery to the trustee, holders or other applicable Person, as applicable, of any documents or instruments required to be delivered at or prior to the Effective Time to such trustee, holders or other applicable Person, in each case in connection with the execution and delivery of this Agreement, the transactions contemplated by this Agreement or as otherwise required by the Indenture. Notwithstanding the foregoing, the Company shall not be required to execute and deliver any document, certificate or instrument pursuant to this Section 7.13(a) (or cause any such document, certificate or instrument to be executed or delivered) that is not conditioned on the occurrence of the Effective Time.

(b) Prior to the Effective Time, the Company shall use commercially reasonable efforts to cooperate with Parent with respect to its efforts to enter into arrangements with the counterparties of the Capped Call Transactions to settle or terminate the Capped Call Transactions (which settlement or termination shall occur no earlier than the Effective Time) and the negotiation of any termination or settlement payment or valuation related thereto; provided that nothing in this Section 7.13(b) shall require the Company to (A) pay any fees, incur or reimburse any material costs or expenses, or make any payment in connection with any Capped Call Transaction prior to the occurrence of the Effective Time, (B) enter into or effect any settlement, termination, instrument or agreement, or agree to any settlement, termination or any other change or modification to any instrument or agreement, that is effective prior to the occurrence of the Effective Time or (C) refrain from delivering, or delay the delivery of, any notice required by the terms of the Capped Call Transactions. From and after the execution and delivery of this Agreement until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, (A) the Company shall promptly provide Parent with all written notices or other documents received by it with respect to any determination, cancellation, termination, exercise, settlement, adjustment or computation under, or in connection with any discussions or negotiations in respect of, the Capped Call Transactions and (B) the Company shall take such actions as may be required by the terms of the applicable Capped Call Transactions in connection with the transactions contemplated by this Agreement, including the giving of any written notices or communication in connection with the Merger and/or any conversions and/or repurchases of the Convertible Notes or any adjustment under the Convertible Notes Indenture and shall use commercially reasonable efforts to provide Parent and its counsel reasonable time and opportunity to review any such written notice or communication prior to the dispatch or making thereof and shall give reasonable consideration to any comments provided by Parent and its counsel with respect thereto. From and after the execution and delivery of this Agreement until the earlier of the Effective Time and the termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to Article IX, the Company will not, without Parent’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned, (A) exercise any right that it may have to terminate the Capped Call Transactions (other than any exercise or termination contemplated by the Capped Call Confirmations upon any conversion of Company Notes prior to the Effective Time) or (B) agree to any amendment, modification or waiver of, or adjustment under, the terms of the Capped Call Confirmations. For the avoidance of doubt, nothing contained in this Agreement shall prohibit the Company from settling upon conversion of the Company Notes in accordance with the terms of the Indenture and complying with the terms of the Capped Call Transactions in connection therewith and nothing in this Agreement shall require the Company to effect a termination or settlement of the Capped Call Transactions prior to the Effective Time.

7.14. Takeover Statutes. If any Takeover Statute is or may reasonably become or is or may reasonably be deemed applicable to the transactions contemplated by this Agreement, each of the Company, the Company Board, Parent and the Parent Board, respectively, shall to the extent permitted by applicable Law, use reasonable best efforts to grant such approvals and take such actions as are reasonably necessary or advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statutes on the transactions contemplated by this Agreement.

7.15. Transaction Litigation. In the event that any stockholder litigation related to this Agreement or the transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened, against the Company or any Indemnified Party from and following the date of this Agreement and prior to the Effective Time (such litigation, other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL, which shall be governed by Section 4.2(g), “Transaction Litigation”), the Company shall as promptly as practicable (a) notify Parent thereof and shall keep Parent reasonably informed with respect to the status thereof, (b) give Parent an opportunity to participate in the defense and/or settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Transaction Litigation, (c) timely consult with Parent with respect to the defense and/or settlement of any Transaction Litigation and (d) shall consider in good faith Parent’s advice and recommendations with respect to such Transaction Litigation. The Company shall not agree to settle or offer to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or conditioned).

7.16. Section 16 Matters. The Company and the Company Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)) shall, prior to the Effective Time, take actions as may be necessary or advisable to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act.

7.17. Delisting and Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law, including, for the avoidance of doubt, the rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of Common Shares from the NASDAQ and the deregistration of the Common Shares under the Exchange Act as promptly as practicable after the Effective Time. In connection therewith, Parent shall (a) assist in enabling the Company or NASDAQ to be in a position to promptly file and cause the Surviving Corporation or NASDAQ to file with the SEC a Form 25 on the Closing Date and (b) cause the Surviving Corporation to file a Form 15 on the first Business Day that is at least ten days after the date the Form 25 is filed.

ARTICLE VIII

Conditions to Effect the Closing

8.1. Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. The Requisite Company Vote shall have been obtained.

(b) HSR Approval. The statutory waiting period (and any extensions thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act and, if applicable, any contractual waiting periods under any timing agreements in connection therewith entered into in accordance with Section 7.5(b) shall have expired or been earlier terminated.

(c) No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and prevents the consummation of the transactions contemplated by this Agreement.

8.2. Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties set forth in: (i) the first sentence of Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority and Approval), Section 5.21 (Takeover Statues; No Rights Plan) and Section 5.23 (Brokers and Finders) that (A) are not qualified by the words “Material Adverse Effect” or “material” shall be true and correct in all material respects as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date) and (B) are qualified by the words “Material Adverse Effect” or “material” shall be true and correct in all respects as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); (ii) Section 5.2(a)

(Capital Structure) shall be true and correct in all respects as of the Capitalization Time, except for any de minimis inaccuracies (it being understood that any inaccuracies resulting in fewer than 200,000 additional Common Shares (calculated on an as converted basis and as exercised basis) shall be deemed de minimis); (iii) Section 5.11(c) (Absence of Certain Changes) shall be true and correct in all respects as of the Closing; and (iv) Article V (other than those set forth in the foregoing clauses (i), (ii) and (iii) of this Section 8.2(a)), without giving effect to any “materiality” or “Material Adverse Effect” qualifiers or qualifiers of similar import set forth therein, shall be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect (with respect to clause (ii) of the definition of Material Adverse Effect, that is continuing).

(d) Company Closing Certificate. Parent shall have received a certificate duly executed on behalf of the Company by a duly authorized officer of the Company certifying that the conditions set forth Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

8.3. Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in Article VI, without giving effect to any “materiality” qualifiers or qualifiers of similar import set forth therein, shall be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in the material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Parent and Merger Sub Closing Certificate. The Company shall have received a certificate duly executed on behalf of Parent and Merger Sub by a duly authorized officer of Parent and Merger Sub certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

Termination

9.1. Termination by Mutual Written Consent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote has been obtained, by the mutual written consent of all of the Parties.

9.2. Termination by Either the Company or Parent. Subject to the other provisions of this Article IX and Section 10.7(b), this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by either the Company or Parent if:

(a) the transactions contemplated by this Agreement shall not have been consummated by 5:00 p.m. (New York time) on April 30, 2023 (the “Outside Date”), whether before or after the Requisite Company Vote has been obtained; provided, however, (i) that if the condition to Closing set forth in Section 8.1(b) has not been satisfied or, to the extent permitted by applicable Law, waived on or prior to the Outside Date but all other conditions to Closing set forth in Article VIII have been satisfied or, to the extent permitted by applicable Law, waived (except for those conditions that by their nature are to be satisfied at the Closing), the Outside Date may be extended by the Company or Parent to a time and date not beyond 5:00 p.m. (New York time) on June 30, 2023 by providing a written notice thereof to Parent, in the case of an extension by the Company, or to the Company in the case of an extension by Parent, in each case prior to 5:00 p.m. (New York time) on April 30, 2023 and such time and date, as so extended, shall be the “Outside Date”; provided further, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to either the Company or Parent if it has breached in any material respect any covenant or agreement set forth in this Agreement and such breach shall have proximately caused, or primarily resulted in, the failure of Closing to have occurred on or prior to the Outside Date (including by resulting in a failure of any conditions to the Closing to not be satisfied);

(b) the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting or at any postponement, recess or adjournment thereof taken in accordance with this Agreement; or

(c) if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order after the date of this Agreement that is in effect and prevents the consummation of the transactions contemplated by this Agreement and such Law or Order shall have become final and non-appealable, whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.2(c) shall not be available to the Company or Parent if it has materially breached any covenant or agreement set forth in this Agreement and such breach shall have proximately caused the enactment, issuance, promulgation, enforcement or entry of any such Law or Order or the failure to have such Law or Order lifted, terminated or no longer in effect (it being understood that for the purposes of this Section 9.2(c) any such breach by Merger Sub shall be deemed such a breach by Parent).

9.3. Termination by the Company. Subject to the other provisions of this Article IX, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by the Company:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of written notice of such breach or failure by the Company to Parent and Merger Sub specifying this Section 9.3(a) and describing such breach or failure in reasonable detail and (ii) three Business Days prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.3(a) shall not be available to the Company if it has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the failure of the conditions set forth in Section 8.2(a) or Section 8.2(b); or

(b) at any time prior to the time the Requisite Company Vote is obtained subject to the Company’s compliance in all material respects with Section 7.2, in order for the (i) Company Board to cause or permit the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and/or (ii) Company to enter into or cause a Subsidiary thereof to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, in each case so long as prior thereto or substantially concurrently therewith the Company pays or causes to be paid to Parent by wire transfer of immediately available funds the Termination Fee required to be paid pursuant to and in accordance with Section 9.5 (it being understood that any purported termination of this Agreement pursuant to this Section 9.3(b) shall be null and void if the Company shall have not paid the Termination Fee pursuant to and in accordance with Section 9.5 prior to or substantially concurrently with such termination).

9.4. Termination by Parent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by Parent:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of written notice of such breach or failure by Parent to the Company specifying this Section 9.4(a) and describing such breach or failure in reasonable detail and (ii) three Business Days prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 9.4(a) shall not be available to Parent if either Parent or Merger Sub has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the failure of the conditions set forth in Section 8.2(a) or Section 8.3(b); or

(b) at any time prior to the time the Requisite Company Vote is obtained, (i) if the Company Board shall have effected a Change of Recommendation or (ii) the Company or any of its Representatives knowingly and intentionally breaches any of its obligations under Section 7.2.

9.5. Notice of Termination; Effect of Termination and Abandonment.

(a) In the event the Company or Parent intends to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to Section 9.2, Section 9.3 or Section 9.4, as applicable, the Company or Parent, as applicable, shall give written notice to the other Party or Parties (as the case may be) specifying the provision or provisions of this Agreement pursuant to which such termination and abandonment is intended to be effected.

(b) In the event this Agreement is terminated and the transactions contemplated by this Agreement are abandoned pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Affiliates or its or their respective Representatives); provided, however, that: (i) no such termination shall relieve any Party of any liability or damages to any other Party (A) resulting from any actual fraud or knowing and intentional breach of this Agreement or (B) as contemplated by Section 9.3(b), Section 9.5(c) and Section 9.5(d); and (ii) the provisions set forth in Section 9.3(b), this Section 9.5 and the second sentence of Section 10.1 shall survive any termination of this Agreement and any abandonment of the transactions contemplated by this Agreement. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 10.7 in lieu of terminating this Agreement pursuant to Article IX. As used in this Agreement, the phrase “knowing and intentional” means, with respect to any act or omission, the taking of a deliberate act, or omission, which act constitutes in and of itself a material breach, with the actual knowledge that the taking of, or failure to take, such act would cause or constitute or would reasonably be expected to cause or constitute a breach of this Agreement.

(c) In the event this Agreement is terminated and the transactions contemplated by this Agreement abandoned pursuant to this Article IX:

(i) by either the Company or Parent pursuant to Section 9.2(a) (but only if at such time of termination each of the conditions set forth in Section 8.1 are satisfied other than Section 8.1(a)) or Section 9.2(b) or by Parent pursuant to Section 9.4(a) and, in each case:

(A) any Person or Group shall have made an Acquisition Proposal to the Company or its stockholders generally after the date of this Agreement, which becomes publicly known or announced (and not publicly withdrawn), and

(B) within twelve (12) months after such termination, the Company enters into any Alternative Acquisition Agreement with respect to any Acquisition Proposal or consummates any Acquisition Proposal (with “fifty percent (50%)” being substituted in lieu of “fifteen percent (15%)” in each instance thereof in the definition of “Acquisition Proposal”) for purposes of this Section 9.5(c)(i)(B), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds concurrently with the consummation of an Acquisition Proposal.

(ii) by Parent pursuant to Section 9.4(b)(i), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds within two (2) Business Days following the date of such termination and abandonment;

(iii) by the Company pursuant to Section 9.3(b), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds immediately prior to or concurrently with such termination; or

(d) The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion, (ii) the agreements set forth in this Section 9.5 and Section 9.3(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Parties would not enter into this Agreement and (iii) notwithstanding anything to the contrary set forth in this Agreement, other than in the case of actual fraud or knowing and intentional breach of this Agreement by the Company and subject to Section 10.7, in the event that the Termination Fee becomes payable by, and is paid or caused to be paid by, the Company, such fee shall be Parent’s sole and exclusive remedy for monetary damages or other relief pursuant to this Agreement. Accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 9.5, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the fees set forth in this Section 9.5 or any portion of such fees, the Company shall pay to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented non-contingent attorneys’ fees) in connection with such suit, together with interest on the amount due pursuant to this Section 9.5 from the date such payment was required to be made until the date of payment at the annual rate of two percent (2%) plus the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date of payment (or such lesser rate as is the maximum permitted by applicable Law).

ARTICLE X

Miscellaneous and General

10.1. Survival. Article I, this Article X, Section 5.24 (No Other Representations or Warranties; Non-Reliance), Section 6.10 (No Other Representations or Warranties; Non-Reliance), Section 7.10 (Employee Benefits) and Section 7.11 (Indemnification; Directors’ and Officers’ Insurance) and those other covenants and agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. Article I, this Article X, Section 5.24 (No Other Representations or Warranties; Non-Reliance), Section 6.10 (No Other Representations or Warranties; Non-Reliance) and Section 9.5 (Notice of Termination; Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive any termination of this Agreement and any abandonment of the transactions contemplated by this Agreement. Except for any claim relating to any knowing and intentional breach of any covenant in this Agreement, all other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement, including rights in connection with, arising out of or otherwise related to any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or, except as set forth in Article IX, the termination of this Agreement and abandonment of the transactions contemplated by this Agreement.

10.2. Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (New York time) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after such email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 10.2). Such communications must be sent to the respective Parties at the following street addresses or email addresses (or at such street address or email address previously made available or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.2) (it being understood that rejection or other refusal to accept or the inability to deliver because of changed street address or email address of which no notice was given in accordance with this Section 10.2 shall be deemed to be receipt of such communication as of the date of such rejection, refusal or inability to deliver):

if to the Company:

Benefitfocus, Inc.

100 Benefitfocus Way

Charleston, South Carolina 29492

Attention: Telephone: Email:	Joel Collins, General Counsel & Chief Legal Officer [***] [***]

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Telephone: Email:	Melissa Sawyer Scott B. Crofton (212) 558-4000 sawyerm@sullcrom.com croftons@sullcrom.com if to Parent or Merger Sub:

Voya Financial, Inc.

230 Park Avenue

New York, NY 10169

Attention:	My Chi To – Chief Legal Officer Trevor Ogle – Chief Strategy, M&A and Corporate Transactions Officer
Telephone:	[***]
Email:	[***] [***]

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention:	Glenn P. McGrory Charles W. Allen
Telephone:	(212) 225-2000
Email:	gmcgrory@cgsh.com callen@cgsh.com

10.3. Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense, except (a) as otherwise expressly provided herein and (b) that the filing fees and similar fees incurred with respect to the HSR Act and the Texas Department of Insurance under Texas Insurance Code Section 4001.253 and Parent Approvals shall be born exclusively by Parent.

10.4. Transfer Taxes. Except as otherwise provided in Section 4.2(b), all Transfer Taxes incurred in connection with the Merger shall be paid equally by (i) Parent and Merger Sub and (ii) the Company when due.

10.5. Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section (a), at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties.

(b) The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party. Any Party may, to the extent permitted by applicable Law, waive any provision of this Agreement in whole or in part (including by extending the time for the performance of any of the obligations or other acts of the other Parties); provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent provided for otherwise in Section 9.5.

10.6. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement and all Proceedings against any other Party in connection with, arising out of or otherwise relating to this Agreement, shall be interpreted, construed, governed by, and enforced in accordance with, the Laws of the state of Delaware, including, subject to Section 10.1, its statutes of limitations, without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding against any other Party in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.6(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) Each Party acknowledges and agrees that any Proceeding against any other Party which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any such Proceeding. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement, the instruments or other documents delivered pursuant to this Agreement and the transactions contemplated by this Agreement by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 10.6(c).

10.7. Specific Performance. (a) Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, except to the extent provided otherwise in Section 9.5, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 10.6(b), without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, except to the extent consistent with the provisions set forth in Section 9.5.

(b) To the extent any Party brings a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a Proceeding to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms and conditions of this Agreement, the Outside Date shall automatically be extended to (i) the twentieth Business Day following the resolution of such Proceeding, or (ii) such other time period established by the court presiding over such Proceeding.

10.8. Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 10.11(c), the right to rely upon the representations and warranties set forth in this Agreement, except that the Indemnified Parties pursuant to the provisions of Section 7.11(a) and each of their respective successors, legal representatives and permitted assigns shall be third party beneficiaries of Section 7.11(a).

10.9. Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by a Subsidiary of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 7.11(a), no Party may assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other Parties not seeking to assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations, except as provided for in Section 10.9, and any attempted or purported assignment or delegation in violation of this Section 10.10 shall be null and void.

10.11. Entire Agreement.

(a) This Agreement (including the Exhibits and Schedules), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Support Agreements and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters.

(b) In the event of (a) any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Exhibits and Schedules, the Company Disclosure Schedule and the Parent Disclosure Schedule (other than an exception expressly set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule (as the case may be)), on the other hand, the statements in the body of this Agreement shall control or (b) any inconsistency between the statements in this Agreement, on the one hand, and the Confidentiality Agreement, on the other hand, the statements in this Agreement shall control.

(c) Each Party acknowledges the provisions set forth in Section 5.24 and Section 6.10 and, without limiting such provisions, additionally acknowledges and agrees that, except for the express representations and warranties set forth in this Agreement (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto.

10.12. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13. Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

BENEFITFOCUS, INC.

By:	/s/ Matthew Levin
Name: Matthew Levin
Title: President and Chief Executive Officer

VOYA FINANCIAL, INC.

By:	/s/ Trevor Ogle
Name: Trevor Ogle
Title: Executive Vice President, Chief Strategy, M&A, and Corporate Transactions Officer

ORIGAMI SQUIRREL ACQUISITION CORP

By:	/s/ Trevor Ogle
Name: Trevor Ogle
Title: Executive Vice President